Exhibit 99.1

Patria Investments Limited

Condensed Consolidated Statement of Financial Position

As of June 30, 2023 and December 31, 2022

(In thousands of United States dollars – US$)

Assets	Note	6/30/2023	12/31/2022	Liabilities and equity	Note	6/30/2023	12/31/2022

Cash and cash equivalents	6	22,350	26,519	Client funds payable	7	19,115	23,639
Short term investments	12(a)	205,615	285,855	Consideration payable on acquisition	20(b)	44,860	33,187
Client funds on deposit	7	19,115	23,639	Personnel and related taxes payable	15	14,348	27,076
Accounts receivable	8	108,497	125,405	Taxes payable	16	1,939	878
Project advances	9	6,717	5,693	Carried interest allocation	22(b)	10,307	10,370
Recoverable taxes	11	5,393	5,672	Derivative financial instruments	12(d)	509	1,053
Other current assets	10	10,105	6,853	Commitment subject to possible redemption	20(c)	180,689	234,145
				Other current liabilities	17	9,400	7,652

Current assets		377,792	479,636	Current liabilities		281,167	338,000

Accounts receivable	8	19,338	6,254	Personnel liabilities	15	1,873	1,724
Project advances	9	1,190	947	Consideration payable on acquisition	20(b)	45,340	33,414
Deferred tax assets	18	10,797	1,749	Carried interest allocation	22(b)	13,562	2,080
Other non-current assets	10	2,543	1,948	Gross obligation under put option	20(d)	85,931	73,428
Long-term investments	12(b)	54,244	35,257	Other non-current liabilities	17	14,345	14,134
Derivative financial instruments	12(d)	6,141	6,322
Investments in associates	12(c)	994	7,977	Non-current liabilities		161,051	124,780
Property and equipment	13	25,412	24,627
Intangible assets	14	450,975	411,521
Non-current assets		571,634	496,602	Total liabilities		442,218	462,780

				Capital	28(a)	15	15
				Additional paid-in capital	28(b)	495,310	485,180
				Capital reserves	28(d)	2,241	1,495
				Retained earnings		51,919	77,576
				Cumulative translation adjustment	28(f)	1,602	(11,478)
				Equity attributable to the owners of the Company		551,087	552,788
				Non-controlling interests	28(g)	(43,879)	(39,330)

				Equity		507,208	513,458

Total assets		949,426	976,238	Total liabilities and equity		949,426	976,238

The accompanying notes are integral parts of these condensed consolidated interim financial statements.

Patria Investments Limited

Condensed Consolidated Income Statement

For the six and three-month period ended June 30, 2023 and 2022

(In thousands of United States dollars - US$, except earnings per share)

		Unaudited three-month period ended June 30,		Unaudited six-month period ended June 30,
	Note	2023	2022	2023	2022

Net revenue from services	21	78,591	55,618	152,343	110,606

Personnel expenses	22	(18,579)	(16,894)	(36,980)	(33,832)
Carried interest allocation	22	(5,738)	-	(11,146)	-
Deferred consideration	20(b)	(6,829)	(6,111)	(12,940)	(12,222)
Amortization of intangible assets	23	(5,520)	(4,139)	(10,419)	(8,547)
General and administrative expenses	24	(10,165)	(8,898)	(19,111)	(16,334)
Other income/(expenses)	25	(4,191)	(5,078)	(12,634)	(7,245)
Share of equity-accounted earnings	12(c)	64	(997)	(533)	(997)
Net financial income/(expense)	26	708	2,064	451	6,646

Net Income before income tax		28,341	15,565	49,031	38,075

Income tax	27	7,685	341	4,554	(3,853)

Net income for the period		36,026	15,906	53,585	34,222
Attributable to:
Owners of the Company		35,701	15,906	52,944	34,222
Non-controlling interests	28(g)	325	-	641	-

Basic earnings per thousand shares	28(e)	0.24097	0.10806	0.35808	0.23250
Diluted earnings per thousand shares	28(e)	0.24081	0.10806	0.35722	0.23250

The accompanying notes are integral parts of these consolidated financial statements.

Refer to note 2(c) for change in presentation of Consolidated Income Statement.

Patria Investments Limited

Condensed Consolidated Statement of Comprehensive Income

For the six and three-month period ended June 30, 2023 and 2022

(In thousands of United States dollars - US$)

	Unaudited three-month period ended June 30,		Unaudited six-month period ended June 30,
	2023	2022	2023	2022

Net income for the period	36,026	15,906	53,585	34,222
Items that will be reclassified to the income statement:
Currency translation adjustment	(1,124)	(26,212)	13,080	(12,054)
Currency translation adjustment – non-controlling interests	(2,134)	-	(5,241)	-

Total comprehensive income	32,768	(10,306)	61,424	22,168
Attributable to:
Owners of the Company	34,577	(10,306)	66,024	22,168
Non-controlling interests	(1,809)	-	(4,600)	-

The accompanying notes are integral parts of these condensed consolidated interim financial statements.

Patria Investments Limited

Condensed Consolidated Statement of Changes in Equity

For the six-month period ended June 30, 2023 and 2022

(In thousands of United States dollars - US$)

		Attributable to owners
	Note	Capital	Additional paid-in capital	Other reserves	Retained earnings	Cumulative translation adjustment	Equity attributable to owners of the Parent	Non-controlling interests	Total Equity

Balance at December 31, 2021		15	485,180	764	87,948	(9,622)	564,285	-	564,285

Cumulative translation adjustment		-	-	-	-	(12,054)	(12,054)	-	(12,054)
Net income for the period		-	-	-	34,222	-	34,222	-	34,222
Dividends declared and paid	28(c)	-	-	-	(53,284)	-	(53,284)	-	(53,284)
Share based incentive plan	28(d)	-	-	325	-	-	325	-	325

Balance at June 30, 2022 (unaudited)		15	485,180	1,089	68,886	(21,676)	533,494	-	533,494

Balance at December 31, 2022		15	485,180	1,495	77,576	(11,478)	552,788	(39,330)	513,458

Cumulative translation adjustment		-	-	-	-	13,080	13,080	(5,241)	7,839
Net income for the period		-	-	-	52,944	-	52,944	641	53,585
Dividends declared	28(c)	-	-	-	(78,601)	-	(78,601)	(2,677)	(81,278)
Share based incentive plan	28(d)	-	-	746	-	-	746	-	746
Capital contributions received	28(g)	-	-	-	-	-	-	2,728	2,728
Capital issuance	28(a)	-	10,130	-	-	-	10,130	-	10,130

Balance at June 30, 2023 (unaudited)		15	495,310	2,241	51,919	1,602	551,087	(43,879)	507,208

The accompanying notes are integral parts of these condensed consolidated interim financial statements.

Patria Investments Limited

Condensed Consolidated Statement of Cash Flows

For the six-month period ended June 30, 2023 and 2022

(In thousands of United States dollars - US$)

		Unaudited six-month periods ended June 30,
	Note	2023	2022
Cash flows from operating activities
Net income for the period		53,585	34,222
Adjustments to net income for the period
Depreciation expense		2,308	1,764
Amortization expense	23	10,419	8,547
Net financial investment income	26	(1,226)	(879)
Unrealized (gains)/losses on long-term investments	26	8,871	(4,602)
Unrealized (gains)/losses on derivative financial instruments		254	(2,654)
Unrealized (gains)/losses on asset-linked receivable		(9,563)	-
Contingent consideration adjustments	25	2,196	1,718
Gross obligation under put - unwinding	25	4,426	-
Deferred consideration adjustments	25	788	-
Net gain on associate derecognition	25	4,199	-
Interest expense on lease liabilities	26	659	765
Deferred income taxes expense	27	(8,635)	1,105
Current income taxes expense	27	4,081	2,748
Share of equity accounted earnings	12(c)	533	997
Share based incentive plan	22	746	325
Other non-cash effects		172	84

Changes in operating assets and liabilities
Accounts receivable		(2)	16,928
Projects advances		(1,033)	(3,168)
Recoverable taxes		998	(1,826)
Personnel and related taxes		(13,290)	(19,124)
Carried interest allocation		11,419	(6,936)
Deferred consideration payable on acquisition	20(b)	12,222	12,222
Taxes payable and deferred taxes		(7,379)	(5,335)
Payment of income taxes		(1,433)	(148)
Other assets and liabilities		(3,379)	(2,831)
Net cash provided by operating activities		71,936	33,922

Cash flows from investing activities
Decrease (increase) in short term investments		22,660	(172,387)
Decrease (increase) in long-term investments		(11,946)	(1,869)
Payment of acquisition payable	20(e)	-	(16,437)
Investment into SPAC trust account	20(c)	(300)	-
Proceeds from redemptions from the SPAC trust account	20(c)	65,164	-
Disposal/(Acquisition) of property and equipment	13	(322)	(4,091)
Acquisition of software and computer programs	14	(663)	(387)
Acquisition of investments in associates	12(c)	-	(7,789)
Acquisition of contractual rights – Blue Macaw	14	(4,370)	-
Acquisition of subsidiaries net of cash acquired – Kamaroopin	29	(1,846)	-

Net cash provided/(used) by investing activities		68,377	(202,960)

Cash flows from financing activities
IPO proceeds – SPAC	5(o)	-	230,000
IPO transaction costs – SPAC		-	(4,665)
Redemptions from SPAC shareholders	20(c)	(65,164)	-
Dividends paid to the Company’s shareholders	28(c)	(78,601)	(53,284)
Dividends paid to non-controlling interests in subsidiaries		(1,417)	-
Capital contributions received from NCI shareholders		2,185	-
Payment of acquisition payable	20(e)	(998)	-
Lease payments	20(a)	(727)	(757)
Interest paid on lease liabilities	20(a)	(659)	(765)
Net cash (used)/provided by financing activities		(145,381)	170,529

Foreign exchange variation on cash and cash equivalents in foreign currencies		899	(314)

(Decrease)/Increase in cash and cash equivalents		(4,169)	1,177
Cash and cash equivalents at the beginning of the period	6	26,519	15,264
Cash and cash equivalents at the end of the period	6	22,350	16,441
(Decrease)/Increase in cash and cash equivalents		(4,169)	1,177
Non-cash operating and investing activity
Addition and disposal of right of use assets		1,126	2,471
Class A common shares issued		10,130
Capital contribution from NCI shareholders in lieu of dividend payable to NCI shareholders		1,086

The accompanying notes are integral parts of these condensed consolidated interim financial statements.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2023 and December 31, 2022 and for the six and three-month periods ended June 30, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

1	General information

Patria Investments Limited (the "Company") was incorporated in Bermuda on July 6, 2007 as a limited liability exempted company and transferred its registration and domicile to the Cayman Islands on October 12, 2020, registering by way of continuation as a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies. The Company also transferred its headquarters from Bermuda to the Cayman Islands on October 12, 2020. Since then, the Company's obligations, whether legal, regulatory, or financial, are in accordance with the applicable laws and regulations of the Cayman Islands.

On January 21, 2021, the Company completed its initial public offering ("IPO") registration. The shares offered and sold in the IPO were registered under the Securities Act of 1933, as amended, according to the Company's Registration Statement on Form F-1 (Registration N° 333-251823). The common shares are trading on the Nasdaq Global Select Market ("NASDAQ-GS") under the symbol "PAX".

The Company is a public holding company controlled by Patria Holdings Limited. (the “Parent”), which held 55.5% of the Company's common shares as of June 30, 2023 (December 31, 2022: 55.95%). The Parent is ultimately controlled by a group of individuals.

The Company and its subsidiaries (collectively, the "Group") are a private markets investment firm focused on investing in Latin America. The Group has a wide range of investment products, including private equity funds, infrastructure development funds, co-investment funds, constructivist equity funds, credit funds, real estate funds and venture capital funds.

The Group’s operations include investment offices in Montevideo (Uruguay), São Paulo (Brazil), Bogota (Colombia), and Santiago (Chile), as well as client-coverage offices in New York (United States), London (United Kingdom), Dubai (UAE), and Hong Kong to cover the investor base of its underlying investment products, in addition to its corporate business and management office in Grand Cayman (Cayman Islands).

The Group's main executive office is located at 18 Forum Lane, Grand Cayman, Cayman Islands.

The unaudited condensed consolidated interim financial statements have been prepared on a going concern basis.

These unaudited condensed consolidated interim financial statements for the three-month and six-month periods ended June 30, 2023 and 2022 include the condensed financial information regarding the Company and its subsidiaries, as described in note 5.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2023 and December 31, 2022 and for the six and three-month periods ended June 30, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

2	Presentation of financial statements

a.	Statement of compliance and basis of preparation

The unaudited condensed consolidated interim financial statements were prepared in accordance with IAS 34 - Interim Financial Reporting issued by the International Accounting Standards Board ("IASB"). These unaudited condensed consolidated interim financial statements should be read together with the annual consolidated financial statements as of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022 (the “Annual Financial Statements).

The board of directors approved the unaudited condensed consolidated interim financial statements on October 26, 2023.

b.	Functional and presentation currency

The unaudited condensed consolidated interim financial statements are presented in United States dollars (USD). The effects of the translation from the functional currency into the presentation currency are recognized in equity under the caption "Cumulative Translation Adjustment".

For details regarding the remeasurement of the balances and transactions in foreign currencies to the functional currency of the Company and its subsidiaries, refer to note 5 for the functional currency determined for each entity.

c.	Change in unaudited condensed consolidated interim Income Statement presentation

The Group has revised the presentation of its Condensed Consolidated Interim Income Statement in accordance with IAS 1. Previously, the Condensed Consolidated Interim Income Statement provided a classification of expenses based on its function within the Company. Management has concluded that a classification of expenses based on its nature provides a more meaningful representation of the financial performance of the Group.

This change in presentation has no impact on the Group’s prior periods reported net income, earnings per share, Consolidated Statement of Cash Flows and Consolidated Statement of Changes in Equity.

d.	Use of estimates and judgments

The preparation of these unaudited condensed consolidated interim financial statements is in accordance with IAS 34 - Interim Financial Reporting, which requires management to make estimates that affect the amounts reported in the unaudited condensed consolidated interim financial statements and accompanying notes. Management believes that estimates utilized to prepare the unaudited condensed consolidated interim financial statements are prudent and reasonable. Actual results could differ from those estimates and such differences could be material.

In preparing these unaudited interim condensed consolidated financial statements, the significant judgements and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that are set out in the Annual Financial Statements.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2023 and December 31, 2022 and for the six and three-month periods ended June 30, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

3	Segment information

The Group operates through a single reportable operating segment, in accordance with IFRS 8, reflecting how the Group’s executive directors collectively act as the chief operating decision maker to allocate resources and assess performance under the Group's global strategy, which includes integrated product lines.

Within its one operating segment, the Company has multiple product lines including private equity, credit, infrastructure, public equities, real estate, and advisory and distribution.

4	Significant accounting policies

These unaudited condensed consolidated interim financial statements were prepared in accordance with policies, accounting practices, and methods for determining estimates consistent to the accounting policies and estimates adopted in the preparation of the Annual Financial Statements. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. Several amendments apply for the first time in 2023, but do not have a material impact on the interim condensed consolidated financial statements of the Group.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2023 and December 31, 2022 and for the six and three-month periods ended June 30, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

5	Group Structure

a.	Consolidation and subsidiaries

The unaudited condensed consolidated financial statements include the entities listed below, which are the Company's direct or indirect subsidiaries:

		Country of Incorporation	Functional Currency	Equity interest (direct or indirect) (%)
				June 30, 2023	December 31, 2022
Subsidiaries	Principal Activities
Patria Finance Ltd.	Asset management & administration	KY	USD	100.00%	100.00%
Patria Brazilian Private Equity III, Ltd.	Investment fund manager	KY	USD	100.00%	100.00%
PBPE General Partner IV, Ltd.	Investment fund manager	KY	USD	100.00%	100.00%
PBPE General Partner V, Ltd.	Investment fund manager	KY	USD	100.00%	100.00%
Patria Brazilian Private Equity General Partner VI, Ltd.	Investment fund manager	KY	USD	100.00%	100.00%
Patria Brazil Real Estate Fund General Partner II, Ltd.	Investment fund manager	KY	USD	100.00%	100.00%
Patria Brazil Real Estate Fund General Partner III Ltd.	Investment fund manager	KY	USD	100.00%	100.00%
Patria Brazil Retail Property Fund General Partner, Ltd.	Investment fund manager	KY	USD	100.00%	100.00%
Patria Investments UK Ltd.	Investor relations, marketing & administration	UK	GBP	100.00%	100.00%
Patria Investments US LLC	Investor relations, marketing & administration	US	USD	100.00%	100.00%
Patria Investments Colombia S.A.S.	Advisory, investor relations & marketing	CO	COP	100.00%	100.00%
Infrastructure II GP, Ltd.	Investment fund manager	KY	USD	100.00%	100.00%
Infrastructure III SLP Ltd.	Investment fund manager & advisory	KY	USD	100.00%	100.00%
Patria Infrastructure General Partner IV Ltd.	Investment fund manager	KY	USD	100.00%	100.00%
Pátria Investimentos Ltda. ("PILTDA")	Asset management & administration	BR	BRL	100.00%	100.00%
Patria Investments Latam S.A.	Holding	UY	USD	100.00%	100.00%
Patria Investments Uruguay Agente de Valores S.A. (formerly Patria Investments Uruguay S.A.)	Advisory, investor relations & marketing	UY	USD	100.00%	100.00%
Patria Investments Cayman Ltd.	Holding	KY	USD	100.00%	100.00%
Patria Investments Chile SpA	Advisory, investor relations & marketing	CH	CLP	100.00%	100.00%
Patria Investments Hong Kong, Ltd.	Investor relations, marketing & administration	HK	HKD	100.00%	100.00%
Platam Investments Brazil Ltda.	Asset management & administration	BR	BRL	100.00%	100.00%
Patria Constructivist Equity Fund General Partner II, Ltd.	Investment fund manager	KY	USD	100.00%	100.00%

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2023 and December 31, 2022 and for the six and three-month periods ended June 30, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

PI General Partner V Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
PPE General Partner VII, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
PI Renewables General Partner, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Patria Latam Growth Management Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Patria SPAC LLC		Holding & SPAC Sponsor	KY	USD	100.00%	100.00%
Patria Latin American Opportunity Acquisition Corp.	(a)	SPAC	KY	USD	100.00%	100.00%
Moneda Asset Management SpA (“MAM I”)		Holding	CH	CLP	100.00%	100.00%
Moneda Corredores de Bolsa Limitada (“MCB”)		Broker	CH	CLP	100.00%	100.00%
Moneda S.A. Administradora General De Fondos		Asset management	CH	CLP	100.00%	100.00%
Moneda II SpA (“MAM II”)		Holding	CH	USD	100.00%	100.00%
Moneda International Inc.		Investment fund manager	BV	USD	100.00%	100.00%
Moneda USA Inc.		Advisory	US	USD	100.00%	100.00%
Patria KMP Cayman I	(f)	Holding	KY	USD	-	100.00%
VBI Real Estate Gestão de Carteiras S.A. (“VBI”)	(b)	Asset management	BR	BRL	50.00%	50.00%
VBI Administração Fiduciaria e Gestão Ltda		Administration	BR	BRL	50.00%	50.00%
BREOF Partners Ltda		Holding	BR	BRL	50.00%	50.00%
VBI ND Empreendimentos Imobiliários Ltda	(g)	Dormant	BR	BRL	-	50.00%
VBI ND II Empreendimentos Imobiliários Ltda		Dormant	BR	BRL	50.00%	50.00%
VBI Data Center Empreendimentos Imobiliários Ltda		Dormant	BR	BRL	50.00%	50.00%
Igah Partners LLC	(c)	Asset management	US	USD	100.00%	100.00%
e.Bricks Ventures III GP, LLC		Investment fund manager	US	USD	100.00%	100.00%
Igah Carry Holding Ltd		Carry vehicle	KY	USD	100.00%	100.00%
PEVC General Partner IV, Ltd.		Holding	KY	USD	100.00%	100.00%
Patria Real Estate Latam S.A.S	(b)	Holding	UY	USD	98.90%	100.00%
Patria Private Equity Latam S.A.S	(d)	Holding	UY	USD	100.00%	-
Patria Fund Advisor Ltd.	(d)	Dormant	KY	USD	100.00%	-
PPE Fund VII, SLP, LP	(d)	Carry vehicle	KY	USD	100.00%	-
NewCo BlueMacaw Partner Ltda.	(e)	Holding	BR	BRL	100.00%	-
BlueMacaw S.A.	(e)	Holding	BR	BRL	100.00%	-
VBI Asset Management Ltda.	(e)	Asset management	BR	BRL	100.00%	-
KMP I Holding	(f)	Holding	KY	USD	100.00%	-
Kamaroopin Gestora de Recursos Ltda. (“Kamaroopin”)	(f)	Asset management	BR	BRL	100.00%	40%
Hanuman GP Cayman, LLC (“Hanuman”)	(f)	Asset management	KY	USD	100.00%	40%
Pat HoldCo Mexico S. de R.L. de C.V.	(d)	Holding	MX	MXN	100.00%	-
Pat Inmuebles HoldCo Mexico S. de R.L. de C.V.	(d)	Holding	MX	MXN	100.00%	-

"USD" United States dollars, "BRL" Brazilian Real, "GBP" Pound Sterling, "CLP" Chilean peso, "COP" Colombian peso, "HKD" Hong Kong dollar

"KY" Cayman Islands, "BR" Brazil, "CO" Colombia, "CH" Chile, "UK" United Kingdom, "US" United States, “BV” British Virgin Islands, “MX” Mexico

(a)	Patria Latin American Opportunity Acquisition Corp. (the “SPAC” or “PLAO”): a special purpose acquisition company incorporated in the Cayman Island and sponsored by Patria SPAC LLC (the “SPAC Sponsor”) for the purpose of effecting a business combination with one or more businesses with a focus in Latin America. On March 14, 2022, PLAO, announced the closing of its IPO. The registration statement on Form S-1 relating to the securities referred to therein and subsequently amended has been filed with the Securities and Exchange Commission (“SEC”) and declared effective on March 9, 2022.

The IPO included issuance of 23,000,000 units (“the Units”), including the exercise in full by the underwriters to purchase an additional 3,000,000 Units to cover over-allotments, at a price of US$10.00 per unit. Each Unit consists of one Class A ordinary share of PLAO, par value US$0.0001

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2023 and December 31, 2022 and for the six and three-month periods ended June 30, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

per share (the “SPAC Class A Ordinary Shares”), and one-half of one redeemable warrant of the Company (each whole warrant, a “Warrant”), with each Warrant entitling the holder thereof to purchase one SPAC Class A Ordinary Share for US$11.50 per share, subject to adjustment. The Units were sold at a price of US$10.00 per Unit, generating gross proceeds from the issuance of US$ 230,000,000.

SPAC Class A Ordinary Shares are classified as a liability in accordance with IAS 32, Financial Instruments: Presentation, and based on the terms of the issuance that permits redemption by holders of SPAC Class A Ordinary Shares.

Holders of the SPAC Class A Ordinary Shares and holders of the SPAC Class B Ordinary Shares will vote together as a single class on all matters submitted to a vote of PLAO’s shareholders, except when not permitted by law or stock exchange rule; provided that only holders of the SPAC Class B Ordinary Shares shall have the right to vote on the appointment and removal of PLAO’s directors prior to the initial business combination or continuing PLAO in a jurisdiction outside the Cayman Islands (including any special resolution required to amend the constitutional documents of PLAO or to adopt new constitutional documents of PLAO, in each case, as a result of PLAO approving a transfer by way of continuation in a jurisdiction outside the Cayman Islands).

Restrictions on the Group’s ability to access or use assets and settle liabilities are included in notes 12(a) and 20(c).

On June 12, 2023, the PLAO held an extraordinary general meeting of the PLAO’s shareholders (the “Extraordinary General Meeting”). At the Extraordinary General Meeting, PLAO’s shareholders approved amendments to PLAO’s Amended and Restated Memorandum and Articles of Association to extend the termination date by which PLAO has to consummate an initial business combination from June 14, 2023 (the “Original Termination Date”) to June 14, 2024, in addition to other proposals. Accordingly, PLAO now has up to June 14, 2024 to consummate its initial business combination. In connection with the Extraordinary General Meeting, shareholders holding an aggregate of 6,119,519 of the SPAC’s Class A Ordinary Shares exercised their right to redeem their shares. Following such redemptions, 16,880,481 SPAC Class A Ordinary Shares will remain outstanding. Following the withdrawals from the SPAC’s trust account in connection with redemptions, it is expected that approximately US$179.8 million will remain in the SPAC’s trust account of the approximate US$ 244.9 million that was in the SPAC’s trust account prior to such redemptions. From the date of approval and recurring monthly thereafter until the earlier of the completion of a business combination or liquidation date, the SPAC Sponsor will also deposit into the SPAC’s trust account an aggregate of US$ 0.3 million to execute the extension of the termination date of PLAO. The purpose of the extension is to provide time for PLAO to complete a business combination. Per the terms of the approved extension amendment proposal, if PLAO completes a business combination, it will, at the option of the SPAC Sponsor, repay the amounts loaned under the promissory note or convert a portion of all of the amounts loaned under such a promissory note into warrants, which warrants will be identical to the private placement warrants.

Should PLAO not complete the initial business combination within the specified period the SPAC Class A Ordinary Shares will be redeemed from the proceeds held in the trust account, as disclosed in note 12(a).

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2023 and December 31, 2022 and for the six and three-month periods ended June 30, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

As of June 30, 2023, the Group has not selected any business combination target for PLAO. The expectation is to complete a business combination as soon as the Group identifies a target company.

(b)	In March 2023, the Group restructured its VBI holding, contributing the interest held by the Company in VBI to Patria Real Estate Latam S.A.S. There was no change in control and total interest held by the Group in VBI. However, there was a dilution of 1.1% in the Company’s direct and indirect interest in Patria Real Estate Latam S.A.S. because of the transaction to acquire assets of Blue Macaw as disclosed in note 5(e) below.

(c)	Igah Partners LLC (“Igah Ventures” or “Igah”): a subsidiary of the Group acquired through a business combination and serves as manager of venture capital related funds.

(d)	Newly incorporated subsidiaries without assets, liabilities or operations.

(e)	On April 3, 2023, VBI acquired a 100% beneficial interest in Blue Macaw (NewCo BlueMacaw Partners Ltda., BlueMacaw S.A. and VBI Asset Management Ltda., collectively) for US$ 4.4 million (BRL 22.2 million) in cash. The Blue Macaw entities are located in Brazil and focus on infrastructure and real estate investments throughout Latin America. The acquisition is part of the Group’s strategy to enhance its share of the Brazilian real estate market through synergies with VBI.

The Group accounted for the transaction as an asset acquisition since the principal assets acquired consist of 4 contractual rights relating to the portfolio of management contracts of the investment funds acquired. On acquisition date, the Group recorded US$ 4.4 million in intangible assets related to contractual rights from the asset acquisition. The other assets and acquired and liabilities assumed were not significant.

In addition to the upfront payments made by VBI upon closing, the Group has a call option to acquire the remaining interest in Patria Real Estate Latam S.A.S. For the three-month period ending June 30, 2023, the first tranche of the call option was exercised and US$ 0.7 million recorded as an equity-linked compensation cost included under deferred consideration in acquiring a part of the interest of the remaining minority interest held in Patria Real Estate Latam S.A.S. (note 20(b)).

The remaining call option arrangements in the form of contingent payments (2026 and 2028 exercise period) are subject to certain financial metrics and performance criteria in 2026 and 2028.

(f)	On April 12, 2023, the Group acquired control of Kamaroopin (Kamaroopin Gestora de Recursos Ltda. and Hanuman GP Cayman, LLC collectively) by acquiring the remaining interest in these companies pursuant to the acquisition agreement for Kamaroopin (note 29 (b)).

(g)	Entity with limited or no activity that was dissolved during 2023 and had no significant accounting impact.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2023 and December 31, 2022 and for the six and three-month periods ended June 30, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

6	Cash and cash equivalents

	June 30, 2023	December 31, 2022
Cash at bank and on hand	16,361	21,372
Short-term deposits (a)	455	3,379
Shares of mutual funds (a)	5,534	1,768
Cash and cash equivalents	22,350	26,519

(a)	Short-term deposits and shares of mutual funds are cash equivalents held for the purposes of meeting short-term cash commitments with maturities of three months or less from the date of acquisition and subject to insignificant risk of changes in value.

7	Client funds on deposit and client funds payable

	June 30, 2023	December 31, 2022
Client funds on deposit	17,324	22,490
Other receivables from clients (a)	1,791	1,149
Client funds on deposit and other receivables	19,115	23,639

	June 30, 2023	December 31, 2022
Client funds payable (a)	19,115	23,639
Client funds payable	19,115	23,639

(a)	Other receivables from clients and client funds payable are unsettled trades from brokerage activities for client transactions that are entered into and recorded on the date of the transaction. The value of the client trades is payable or receivable until settlement of the transactions.

8	Accounts receivable

Amounts receivable from customers relate to management, incentive, performance fees, reimbursement of expenses from investment funds, and financial advisory services. The Group has not recorded write-offs or allowances for uncollectible accounts receivable for the periods presented.

The Group may renegotiate some trade receivables as needed based on estimated realization dates of investments funds. While this renegotiation does not have a material impact on the provision for loss, the Group continue to assess each individual receivable in accordance with the requirements of IFRS 9, Financial Instruments, to ensure that its credit risk assessment remains appropriate and up-to-date.

	June 30, 2023	December 31, 2022
Current (a)	108,497	125,405
Non-current (b)	19,338	6,254
Accounts receivable	127,835	131,659

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2023 and December 31, 2022 and for the six and three-month periods ended June 30, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(a)	Current balances include US$ 11.4 million and US$ 58.8 million renegotiated in the six-month period ending June 30, 2023 and for the year ending December 31, 2022 respectively related to past management fees due. All renegotiated balances are due by December 31, 2023 noting that the receipt date was renegotiated based on the estimated date of realization of the investment funds’ investments.

(b)	The non-current balances as of June 30, 2023 are performance fees receivable from Patria Infrastructure Fund III in 2024 of $ 9.8 million, and a receivable from Patria Private Equity Fund V (“PE V”) as disclosed under long term investments in note 12 (b). No interest is charged and the impact of the present value adjustment using the effective interest rate method at the date of initial recognition is not material.

9	Project advances

	June 30, 2023	December 31, 2022
Current	6,717	5,693
Non-current	1,190	947
Project advances	7,907	6,640

Project advances represent recoverable advances relating to the development process of new investment funds or to the capture of non-capitalized investment funds. In both cases, the amounts are subject to reimbursement as provided for in the respective agreements between the Group and investors.

10	Other assets

	June 30, 2023	December 31, 2022
Advances to suppliers	2,347	-
Advances to employees	2,940	2,585
Prepaid expenses (a)	4,236	3,806
Other current assets	582	462
Other current assets	10,105	6,853

Prepaid expenses (a)	232	95
Deposit/guarantee on lease agreements (b)	1,916	1,782
Other non-current assets	395	71
Other non-current assets	2,543	1,948

(a)	Prepaid expenses are composed mainly of IT services paid in advance, such as renewal of licenses and technical support services. These items will be recorded as general and administrative expenses in the period they are related to.

(b)	Deposits and guarantees on lease agreements are subject to reimbursement at the end of the lease contract period. Interest is not charged on these deposits.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2023 and December 31, 2022 and for the six and three-month periods ended June 30, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

11	Recoverable Taxes

	June 30, 2023	December 31, 2022
Income tax recoverable	5,100	5,259
Other recoverable taxes	293	413
Recoverable Taxes	5,393	5,672

Recoverable taxes consist mainly of income taxes charged in Brazil and Chile and paid in advance.

12	Investments

a.	Short-term investments

	June 30, 2023	December 31, 2022
Securities (a)	24,926	45,544
Investments held in trust account (b)	180,689	240,311
Short-term investments	205,615	285,855

(a)	Securities are liquid investment funds, with portfolios made of term deposits, equities, government bonds, and other short-term liquid securities.

(b)	Investments held in trust account are investments received through the IPO transaction of PLAO. These funds are restricted and may only be used for purposes of completing an initial business combination or redemption of public shares. These securities are classified and accounted for as Fair Value Through Profit or Loss (“FVTPL”). The investments held in the trust account are comprised ofU.S. government securities.

b.	Long-term investments

	June 30, 2023	December 31, 2022

Patria Growth Capital Fund I Fundo de Investimento em Participações Multiestratégia (a)	18,116	14,777
Lavoro Agro Limited (b)	14,107	-
KMP Growth Fund II (Cayman), LP (“KMP Growth Fund II”) (c)	8,806	9,463
Lavoro Agro Fi Nas Cadeias Produtivas Agroindustriais Fiagro Direitos Creditorios (d)	2,356	4,427
Patria Infra Energia Core FIP EM Infraestrutura	4,402	4,184
Simba Fundo De Investimento Multimercado	3,894	-
Other investments	2,563	2,406
Long-term investments	54,244	35,257

Investments in securities are expected to be maintained until the investment funds' respective termination dates and are measured at FVTPL. As of June 30, 2023, the Group's ownership interest in each of these investments (excluding interest owned indirectly through investment funds in note (a) and (c) below) range from 0.00005% to 6.1% (December 31, 2022: 0.00006% to 13.2%).

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2023 and December 31, 2022 and for the six and three-month periods ended June 30, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(a)	Patria Growth Capital Fund I Fundo de Investimento em Participações Multiestratégia is a fully owned investment fund that solely includes a late-stage venture capital investment as part of the Group’s growth equity strategy. As of June 30, 2023, this fund has an investment interest of 22.1% (December 31, 2022: 22.1%) is owned in Startse Informações e Sistemas S/A (“Startse”), an entity in Brazil providing an education platform and a crowdfunding platform for startups. The Group elected to measure the investment at fair value through profit or loss in accordance with IFRS 9.

(b)	The Group purchased shares on behalf of PBPE General Partner V, Ltd.’s investment fund PE V in Lavoro Agro Limited (“Lavoro”) at a price of $3.50 per share for a total investment of approximately US$ 8.2 million. The Group subsequently transferred the respective shares to the investment fund, recognizing a related receivable. Lavoro was a private equity investment of PE V prior to going public and entering into a business combination (closed February 28, 2023) with an independent SPAC entity, TPB Acquisition Corporation I. The investment fund subsequently distributed these shares to the Group to settle the related receivable and a portion of performance fees (total fair value of US$ 23.7 million representing US$ 8.2 million for settlement of the receivable and US$ 15.5 million in performance fees). The investment fund also agreed to cover the spread between US$ 3.50 and US$ 10 per share on the future sale of the shares by the Group. As of June 30, 2023, the receivable from the investment fund amounts to US$ 9.6 million for the commitment to cover the spread.

(c)	The Group has committed approximately 24% of the capital of KMP Growth Fund II. As of June 30, 2023, KMP Growth Fund II held a 10% interest in one portfolio company (December 31, 2022: 10%), Dr. Consulta Clinica Medica Ltda., a Brazil-based healthcare technology company.

(d)	An investment is held in Lavoro Agro Fi Nas Cadeias Produtivas Agroindustriais Fiagro Direitos Creditorios (6.1% of the net asset value as of June 30, 2023 and 13.2% as of December 31, 2022), a trust invested in securities related to agribusiness production chains in Brazil, such as agribusiness receivables, real estate receivables backed by credits from agribusiness production chains and liquidity assets within the agribusiness.

(e)	Following is the breakdown of long-term investments by region:

	June 30, 2023	December 31, 2022

Brazil	52,396	33,490
Other	1,847	1,767
Balance	54,244	35,257

Single investments held through investment funds are allocated in accordance with the country of incorporation of underlying investments

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2023 and December 31, 2022 and for the six and three-month periods ended June 30, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

c.	Investments in associates

Set out below are the entities of the Group as of June 30, 2023 and December 31, 2022. The country of incorporation or registration is also their principal place of business, and the proportion of ownership interest is the same as the proportion of voting rights held – there being no change in interest held since acquisition.

Entity	December 31, 2022	Changes in Equity	Equity in earnings	Associate derecognized	Other comprehensive income	June 30, 2023
Equity-accounted method
Investment in associates (a)	7,977	191	(533)	(6,931)	290	994

The share of profits/(losses), brand and non-contractual customer relationship amortization include the impact from Kamaroopin, previously recognized as an investment in associate up until control was acquired on April 12, 2023 (note 29).

Share of equity-accounted earnings
	Three-month period ended June 30,		Six-month period ended June 30,
	2023	2022	2023	2022
Brand amortization*	107	(32)	(9)	(32)
Non-contractual customer relationships amortization *	(1)	(965)	(572)	(965)
Share of profits or (losses) from associates	(42)	-	48	-
Total	64	(997)	(533)	(997)

*Amortization on identifiable intangible assets acquired from investments with significant influence are included in share of equity-accounted earnings in the unaudited condensed consolidated income statement.

(a)	Associates are composed of

i.	Uliving Holding S.A. incorporated in Brazil (40% of the total and voting capital as of June 30, 2023 and 36.7% as of December 31, 2022) represents investments in associates of VBI and its main economic activity is holdings of non-financial institutions.

(b)	No impairment losses on goodwill have been recognized in the current period in respect of goodwill on investments in associates. The Group performs an impairment test annually and when circumstances indicate the carrying value may be impaired.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2023 and December 31, 2022 and for the six and three-month periods ended June 30, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

d.	Derivative financial instruments

The fair value of derivative financial instruments, comprised of forwards, warrants and options is determined in accordance with the following criteria:

•	Forward exchange contracts – at the market quotation value and the installments receivable or payable are prefixed to a future date, adjusted to present value based on market rates.

•	Options – option contracts provide the purchaser the right to buy the instrument at a pre-determined base price at a future date.

•	Warrants – the warrant liabilities issued by PLAO contain features that qualify as embedded derivatives. The fair value has been measured based on the listed market price of such warrants.

Forward exchange contracts

The Group has previously entered into forward exchange contracts to protect against changes in future cash flows and exchange rate variation of net investments in foreign operations known as Non-Deliverable Forward (“NDF”) contracts. As of June 30, 2023 and 2022 there are no open forward exchange contracts.

VBI – option arrangements

The business combination with VBI includes a call and put option arrangement (collectively “VBI Option arrangements”) with the non-controlling interest shareholders, exercisable at specified future dates and linked to the second stage of the business combination. The original VBI shareholders granted to the Group a call option arrangement (“VBI call option”) which includes the right for the potential acquisition of the remaining non-controlling interest of VBI. The exercise price will be equal to a pre-determined formula based on the value of VBI’s fee earning assets under management (“AUM”) on the exercise date and adjusted for interest.

The Group has no obligation to exercise the VBI call option and can exercise at its discretion in accordance with the VBI call option exercise dates (see below) to be settled in a combination of cash consideration and Class A common shares (the equity portion of consideration will be a maximum of 50% of the total value).

In addition, the Group granted a put option arrangement (“VBI put option”) to the non-controlling shareholders of VBI that is linked to the second stage of the business combination. It is exercisable at specified future dates (see below) at the discretion of the non-controlling shareholders and upon expiry of the VBI call option mentioned above. The financial implications of the VBI put option are disclosed under note 20 (d) recognized at the present value of the expected redemption amount payable.

The maturity profile of the VBI Option arrangements is detailed below:

-	The VBI call option shall only be exercisable between the second anniversary of the acquisition closing date (inclusive) and the third anniversary date of the acquisition closing date (inclusive).

-	The VBI put option shall only be exercisable between the first business day after the third anniversary of the closing date (inclusive) and the fourth anniversary of the closing date (inclusive).

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2023 and December 31, 2022 and for the six and three-month periods ended June 30, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The non-controlling shareholders currently have all the economic benefits associated with ownership of shares representing non-controlling interest.

The fair value of the VBI Option arrangements is included as part of the consideration of the business combination and the VBI put option is accounted as a financial liability recognized initially at the present value of the redemption amount payable on exercise of the VBI put option by non-controlling shareholders and subsequently measured in accordance with IFRS 9 (Note 20(d)) at amortized cost.

The Group used the Monte Carlo model to estimate the fair value associated with the VBI Option arrangements at acquisition date. The Group recognized a financial asset amounting to US$ 6.1 million at acquisition date, based on the projected AUM of VBI during periods when the VBI Option arrangements can be exercised.

Igah IV – option arrangements

The business combination with Igah IV, includes a call and put option arrangement (collectively “Igah Option arrangements”) with the selling shareholders, exercisable at specified future dates and linked to acquiring the remaining interest in Igah IV The selling shareholders of Igah IV granted to the Group a call option arrangement (“Igah call option”) which includes the right for the potential acquisition of the remaining interest of Igah IV. The exercise price will be equal to a pre-determined formula based on the value of Igah IV’s fundraising activity until the investments fund’s final closing and firm commitments on the exercise date and adjusted for interest and dividends. From the acquisition date, the selling shareholders of Igah IV are entitled to any dividends from the Company’s Class A common shares that the selling shareholders will receive in connection with the settlement of the Igah Option arrangements

The Group has no obligation to exercise the Igah call option and can exercise at its discretion in accordance with the Igah call option exercise dates (see below) to be settled in a combination of cash consideration and Class A common shares (the equity portion of consideration will be a maximum of 65% of the total value).

In addition, the Group granted a put option arrangement (“Igah put option”) to the selling shareholders of Igah IV. It is exercisable on the same terms and method of settlement as the Igah call option at specified future dates (see below) at the discretion of selling shareholders and upon expiry of the Igah call option mentioned above. The financial implications of the Igah put option are disclosed under note 20 (d) recognized at the present value of the expected redemption amount payable.

The maturity profile of the Group’s Igah Option arrangements is detailed below:

-	The Igah call option shall only be exercisable between the acquisition date (inclusive) and the fifth anniversary date of the acquisition closing date (inclusive).

-	The Igah put option shall only be exercisable up to 2 months after the expiry of the Igah call option (inclusive).

The Group applied the anticipated method of acquisition to recognize Igah IV in accordance with IFRS 10, since, in substance, the Group acquired control of Igah IV, as it will act as a principal in the management of the investment funds, hold decision making rights that provide the Group with the current ability to direct the relevant activities of Igah IV and exposure to the majority of variable compensation arising from Igah IV’s activities.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2023 and December 31, 2022 and for the six and three-month periods ended June 30, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The present value on acquisition date of the redemption amounts payable on exercise of the Igah put option is included as part of the consideration of the business combination and accounted for as a financial liability. The financial liability is subsequently measured in accordance with IFRS 9 (Note 20(d)) at amortized cost. The Igah call option is ignored and not accounted for in accordance with IFRS 9 since, as described above, in substance, the Group effectively acquired this interest on the acquisition date.

SPAC – warrant liabilities

On March 14, 2022 PLAO concluded its IPO of 23,000,000 Units including the issuance of 3,000,000 Units as a result of the underwriter’s exercise in full of its over-allotment option. Each Unit consists of one SPAC Class A Ordinary Share, par value $0.0001 per share, and one-half of one redeemable warrant of PLAO (each whole warrant, a “Warrant”). The Units were sold at a price of $10.00 per Unit, generating gross proceeds to PLAO of $230,000,000. Additionally, the Units will automatically separate into their component parts and will not be traded after completion of the initial business combination.

Each whole Warrant entitles the holder thereof to purchase one SPAC Class A Ordinary Share at a price of $11.50 per share, subject to adjustment. The Warrants will become exercisable 30 days after the completion of the initial business combination and will expire five years after the completion of the initial business combination or earlier upon redemption or liquidation. On the exercise of any Warrant, the Warrant exercise price will be paid directly to the SPAC and not placed in the trust account.

The Group recognizes the Warrants as financial liabilities at fair value and remeasures the Warrants at fair value at each reporting period, and any change in fair value is recognized in the Group’s Condensed Consolidated Income Statement. The fair value has been measured based on the listed market price of such Warrants. The expected life of the Warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Group expects to be zero.

The SPAC Class A Ordinary Shares and Warrants comprising the Units began separate trading on the 52nd day following the date of PLAO’s IPO. As of June 30, 2023 and December 31, 2022, 11,500,000 Warrants were in issue by PLAO.

Redemption of Warrants when the price per SPAC Class A Ordinary Share equals or exceeds $18.00: Once the Warrants become exercisable, PLAO may redeem the outstanding Warrants:

•	in whole and not in part;

•	at a price of $0.01 per Warrant;

•	upon a minimum of 30 days’ prior written notice of redemption; and

•	if, and only if, the last reported sale price of SPAC Class A Ordinary Shares equals or exceeds $18.00 per share (as adjusted) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which PLAO sends the notice of redemption to the Warrant holders.

PLAO will not redeem the Warrants as described above unless an effective registration statement under the Securities Act covering the SPAC Class A Ordinary Shares issuable upon exercise of the Warrants is effective and a current prospectus relating to those SPAC Class A Ordinary Shares is available throughout the 30-day redemption period. Any such exercise would not be on a cashless basis and would require the exercising warrant holder to pay the exercise price for each Warrant being exercised.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2023 and December 31, 2022 and for the six and three-month periods ended June 30, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Redemption of Warrants when the price per SPAC Class A Ordinary Share equals or exceeds $10.00: Once the Warrants become exercisable, PLAO may redeem the outstanding Warrants:

•	in whole and not in part;

•	at a price of $0.10 per Warrant upon a minimum of 30 days’ prior written notice of redemption; provided that holders will be able to exercise their Warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table set forth in the warrant agreement based on the redemption date and the “redemption fair market value” of SPAC Class A Ordinary Shares (as defined below) except as otherwise described in the warrant agreement;

•	if, and only if, the closing price of SPAC Class A Ordinary Shares equals or exceeds $10.00 per share (as adjusted) for any 20 trading days within the 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders; and

•	if the closing price of the SPAC Class A Ordinary Shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted).

Solely for the purposes of this redemption provision, the “redemption fair market value” of the SPAC Class A Ordinary Shares shall mean the volume weighted average price of the SPAC Class A Ordinary Shares for the ten (10) trading days immediately following the date on which notice of redemption is sent to the holders of Warrants.

No fractional SPAC Class A Ordinary Shares will be issued upon redemption. If, upon redemption, a holder would be entitled to receive a fractional interest in a share, PLAO will round down to the nearest whole number of the number of SPAC Class A Ordinary Shares to be issued to the holder.

Below is the composition of the derivative financial instrument portfolio (assets and liabilities) by type of instrument, notional value (representing the exercise price in US Dollars as of reporting date if all financial instruments are exercised) fair value and maturity as of June 30, 2023.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2023 and December 31, 2022 and for the six and three-month periods ended June 30, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Derivative financial instruments	June 30, 2023
	Notional	Fair Value	%	Up to 3 months	From 4 to 12 months	Over 12 months
Assets
VBI Call option	93,867	6,141	100	-	-	6,141
Total	93,867	6,141	100	-	-	6,141

Liabilities
Warrants (i)	132,250	509	100	-	509	-

Total	132,250	509	100	-	509	-

Derivative financial instruments	December 31, 2022
	Notional	Fair Value	%	Up to 3 months	From 4 to 12 months	Over 12 months
Assets
VBI Call option	86,698	6,322	100	-	-	6,322
Total	86,698	6,322	100	-	-	6,322

Liabilities
Warrants (i)	132,250	1,011	96	-	1,011	-
Forward exchange contracts	4,210	42	4	42	-	-
Total	135,790	1,053	100	42	1,011	-

i.	Upon completion of the pending SPAC business combination, the notional value attributed to the Group’s warrants will be reallocated to the new entity. The exercise of these warrants may subsequently yield proceeds to the new entity in exchange for shares in the new entity. The Group’s stake in the new entity will be contingent on the finalized post-combination structure.

13	Property and equipment

Changes in cost		Six-month period ended June 30, 2023
	Opening balance	Additions	Disposals	CTA(*)	Acquisition of subsidiaries	Closing balance

Furniture and fixtures	1,734	86	(3)	114	-	1,931
Building improvements	11,259	450	(183)	681	-	12,207
Office equipment	5,354	117	(145)	364	19	5,709
Right-of-use assets (a)	18,122	1,126	-	1,025	-	20,273

Total - Cost of fixed assets	36,469	1,779	(331)	2,184	19	40,120

Changes in accumulated depreciation		Six-month period ended June 30, 2023
	Opening balance	Additions	Disposals	CTA(*)	Acquisition of subsidiaries	Closing balance

(-) Furniture and fixtures	(1,161)	(83)	2	(84)	-	(1,326)
(-) Building improvements	(4,516)	(518)	176	(371)	-	(5,229)
(-) Office equipment	(3,332)	(318)	142	(254)	(4)	(3,766)
(-) Right-of-use assets (a)	(2,833)	(1,389)	-	(165)	-	(4,387)

Total - Accumulated depreciation	(11,842)	(2,308)	320	(874)	(4)	(14,708)
Property and equipment, net	24,627	(529)	(11)	1,310	15	25,412

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2023 and December 31, 2022 and for the six and three-month periods ended June 30, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Changes in cost	Six-month period ended June 30, 2022
	Opening balance	Additions	Disposals	CTA(*)	Closing balance

Furniture and fixtures	1,434	126	-	(30)	1,530
Building improvements	7,460	3,352	-	(419)	10,393
Office equipment	3,561	613	-	(34)	4,140
Right-of-use assets (a)	12,624	3,476	(1,005)	(581)	14,514

Total - Cost of fixed assets	25,079	7,567	(1,005)	(1,064)	30,577

Changes in accumulated depreciation	Six-month period ended June 30, 2022
	Opening balance	Additions	Disposals	CTA(*)	Closing balance

(-) Furniture and fixtures	(919)	(81)	-	16	(984)
(-) Building improvements	(3,559)	(361)	-	51	(3,869)
(-) Office equipment	(2,724)	(164)	-	(8)	(2,896)
(-) Right-of-use assets (a)	(4,469)	(1,158)	1,199	(74)	(4,502)

Total - Accumulated depreciation	(11,671)	(1,764)	1,199	(15)	(12,251)
Property and equipment, net	13,408	5,803	194	(1,079)	18,326

(*) CTA – Cumulative translation adjustment

As of June 30, 2023 and December 31, 2022 there was no indication that any of these assets were impaired.

(a)	The Group is a lessee in lease agreements for which the underlying assets are the office spaces located in different jurisdictions (refer to note 20 (a)).

(b)	Following is the breakdown of the total Property and equipment assets by region:

	June 30, 2023	December 31, 2022

Brazil	9,621	8,580
Cayman Islands	1,329	1,350
Chile	8,028	7,933
United Kingdom	1,976	2,071
United States of America	3,969	3,995
Other	489	698
Balance	25,412	24,627

Property and equipment assets are allocated based on where the assets are located, and include leasehold improvements, and right-of-use lease assets.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2023 and December 31, 2022 and for the six and three-month periods ended June 30, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

14	Intangible assets and goodwill

Changes in costs			Six-month period ended June 30, 2023
	Opening			Acquisition of		Closing
	balance	Additions	Disposals	subsidiaries	CTA(*)	Balance

Placement agents (a)	42,148	-	(3,308)	-	549	39,389
Contractual rights (b)	44,156	4,370	-		-	48,526
Non-contractual customer relationships (c)	110,591	-	-	10,560	4,960	126,111
Software	3,515	663	-	-	235	4,413
Brands (c)	19,075	-	-	868	778	20,721
Goodwill (d) and (e)	276,819	-	-	20,894	6,923	304,636

Total - Cost of intangible assets	496,304	5,033	(3,308)	32,322	13,445	543,796

Changes in accumulated amortization			Six-month period ended June 30, 2023
	Opening			Acquisition of		Closing
	balance	Additions	Disposals	Subsidiaries	CTA(*)	Balance

(-) Placement agents (a)	(32,503)	(910)	3,308	-	(117)	(30,222)
(-) Contractual rights (b)	(36,577)	(1,263)	-	-	-	(37,840)
(-) Non-contractual customer relationships (c)	(10,653)	(6,110)	-	-	(562)	(17,325)
(-) Software	(1,539)	(304)	-	-	(127)	(1,970)
(-) Brands (c)	(3,511)	(1,832)	-	-	(121)	(5,464)

Total - Accumulated amortization	(84,783)	(10,419)	3,308	-	(927)	(92,821)

Intangible assets, net	411,521	(5,386)	-	32,322	12,518	450,975

Changes in costs	Six-month period ended June 30, 2022
	Opening				Closing
	balance	Additions	Disposals	CTA(*)	balance

Placement agents (a)	36,804	-	(50)	81	36,835
Contractual rights (b)	44,156	-	-	-	44,156
Non-contractual customer relationships (c)	84,705	-	-	(4,037)	80,668
Software	1,848	387	-	10	2,245
Brands (c)	15,428	-	-	(754)	14,674
Goodwill (d) and (e)	242,891	-	-	(6,575)	236,316

Total - Cost of intangible assets	425,832	387	(50)	(11,275)	414,894

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2023 and December 31, 2022 and for the six and three-month periods ended June 30, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Changes in accumulated amortization	Six-month period ended June 30, 2022
	Opening				Closing
	balance	Additions	Disposals	CTA(*)	Balance

(-) Placement agents (a)	(30,996)	(763)	-	(61)	(31,820)
(-) Contractual rights (b)	(34,051)	(1,263)	-	-	(35,314)
(-) Non-contractual customer relationships (c)	(785)	(4,793)	-	356	(5,222)
(-) Software	(839)	(184)	-	(26)	(1,049)
(-) Brands (d)	(253)	(1,544)	-	114	(1,683)

Total - Accumulated amortization	(66,924)	(8,547)	-	383	(75,088)

Intangible assets, net	358,908	(8,160)	(50)	(10,892)	339,806

As of June 30, 2023 and December 31, 2022, there was no impairment indication for any of these assets.

(a)	Placement agents refer to amounts capitalized relating to agreements with investment placement agents relating to fundraising. These assets are amortized based on the estimated duration of the respective investment funds. In case of an early liquidation of an investment fund, the amortization period is also adjusted.

The remaining balance, as of June 30, 2023, is expected to be amortized as shown below:

	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	Total
Placement agent fees	862	1,682	1,564	771	771	752	746	746	746	527	9,167

(b)	Contractual rights refer to:

i.	the management of the Infrastructure GP II, Ltd. and Infrastructure III SLP, Ltd. investment funds. These rights were recorded as a result of the acquisition of control of the P2 Group on December 25, 2015 from Promon International Inc. The purchase agreement includes contingent consideration that will be paid to Promon International Inc. based on the performance of P2 Brasil Private Infrastructure General Partner II Ltd., expected to be settled only if the performance criteria is achieved. As of the date of these financial statements, no amounts were due relating to these agreements. These intangible assets were recorded based on their respective fair values using estimates of expected future earnings on the acquisition date.

ii.	contractual rights from four investment funds recognized from the asset acquisition transaction of Blue Macaw

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2023 and December 31, 2022 and for the six and three-month periods ended June 30, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Inputs to determine fair value of Blue Macaw contractual rights
Blue Macaw
Forecast period	April 3, 2023 – December 31, 2031
Consumer price index	2%-4.52%
IPCA – Broad National Consumer Price Index	4%-5.96%
Selic	8.75%-12.75%

(c)	Non-contractual customer relationships refer to client relationships of Moneda, VBI and Igah, acquired for the benefit of the Group through rendering of ordinary business activities by the acquired entities. VBI customer relationships have a longer expected amortization period based on the nature of the capital structure of the underlying investment funds consisting of permanent capital. Brands refer to Moneda and VBI brands acquired through business combination. The table below includes the amortization period:

Intangible asset	Amortization period
	Moneda	VBI	Igah	Blue Macaw	Kamaroopin
Non-contractual customer relationships	9 years	29 years	5 years	-	5 years
Brands	5 years	8 years	-	-	8 years
Contractual rights	-	-	-	3-4 years	-

(d)	The goodwill recognized on the acquisition of Moneda, VBI, Igah and Kamaroopin are not deductible for tax purposes and until (i) there is a merger with the acquired company and remains unrecognized unless (ii) the acquired companies are able to generate sufficient taxable income after merger to utilize any tax benefit and (iii) considering the impact from local tax laws and regulations in the countries that the acquired companies operate in after merger.

All goodwill recognized during 2022 relates to business combination transactions of which the recoverable amount of acquired entities based on value in use. Key assumptions to determine the value-in-use includes discounted cash flow calculations based on current and past performance forecasts and considering current market indicators listed below for the respective countries in which the entities operate.

The key assumptions used to determine the recoverable amount for the cash generating unit were disclosed in the annual consolidated financial statements for the year ended December 31, 2022. As of June 30, 2023, there were no indicators of a potential impairment of goodwill.

There were no changes to assumptions between acquisition dates for VBI (July 1, 2022), Igah (November 30, 2022) and most recent impairment test for Moneda (December 31, 2022) and June 30, 2023. The Group performs an impairment test annually and when circumstances indicate the carrying value may be impaired. No impairment losses on goodwill have been recognized in the current and prior year based on determining recoverable amount based on value-in-use.

For the six-month period ending June 30, 2023, goodwill was recognized from acquiring control of Kamaroopin according to the following inputs:

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2023 and December 31, 2022 and for the six and three-month periods ended June 30, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Inputs to determine fair value of Kamaroopin goodwill
Kamaroopin and Hanuman
Forecast period	April 12, 2023 - December 31, 2031
Annual inflation rate – Brazil	4.00% - 5.96%
Annual inflation rate – United States of America	1.97% - 3.84%
Discount rate	15.9% - 18.8%
Tax rate	34%

During the period ended March 31, 2023, the provisional purchase price allocation for the acquisition of VBI and Igah was updated during the measurement period. As a result of adjustments made to the purchase consideration to the fair value of preference dividends payable and the fair value of Igah Option arrangements, the carrying amount of goodwill was increased (as disclosed in note 29).

Goodwill from acquisitions of subsidiaries are composed of the following during the six month period ending June 30, 2023:

June 30, 2023

VBI	1,966
Igah	2,455
Kamaroopin	16,473
Balance	20,894

(e)	The following reflects the composition of goodwill included in intangible assets allocated per acquisition

	June 30, 2023	December 31, 2022

Moneda	247,619	242,508
VBI	19,232	15,760
Igah	21,006	18,551
Kamaroopin	16,779	-
Balance	304,636	276,819

(f)	The following is the breakdown of intangible assets by region:

	June 30, 2023	December 31, 2022

Brazil*	62,742	43,762
Cayman Islands	240,759	224,486
Chile **	136,865	132,520
United States of America	10,604	10,747
Other	5	6
Balance	450,975	411,521

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2023 and December 31, 2022 and for the six and three-month periods ended June 30, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Intangible assets are allocated based on where the assets are located and include acquired intangible assets. For acquired intangible assets, we consider that the location of the intangibles is best reflected by the location of the manager of those assets.

* Goodwill and fair value adjustments to assets and liabilities allocated to Brazil includes the impact from business combination with VBI and Kamaroopin (excluding Hanuman).

** Goodwill and fair value adjustments to assets and liabilities allocated to Chile includes the impact from Moneda for acquisition of MAM I.

15	Personnel and related taxes payable

	June 30, 2023	December 31, 2022
Personnel and related taxes	1,641	3,280
Accrued vacation and related charges	3,218	2,563
Employee profit sharing (a)	9,280	20,321
Officers’ fund (note 30 (b))	209	912
Personnel and related taxes payable - current liabilities	14,348	27,076

Officers’ fund (note 30 (b))	-	350
Strategic bonus (b)	1,873	1,374
Personnel - non-current liabilities	1,873	1,724

(a)	The Group recognizes a provision for payment of profit sharing to employees, according to conditions approved by management, which is recorded as personnel expenses in the condensed Consolidated Income Statement. The balance on December 31, 2022 of US$ 20,321 was fully settled by February 28, 2023.

(b)	The Group delivers a long-term bonus (the “Strategic bonus”) for a group of its employees in exchange for long terms of service for 5 years. Moneda is responsible for the operation and settlement of the Strategic bonus with the objective to retain key or strategic employees and provide alignment between employees and clients with settlement expected in 2026.

16	Taxes payable

	June 30, 2023	December 31, 2022
Taxes on revenues	939	275
Income taxes	732	445
Other taxes payable	268	158
Taxes payable	1,939	878

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2023 and December 31, 2022 and for the six and three-month periods ended June 30, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

17	Other liabilities

	June 30, 2023	December 31, 2022

Suppliers	4,087	3,256
Lease liabilities (a)	2,861	2,243
Dividends payable (b)	2,450	2,085
Other current liabilities	2	68
Other current liabilities	9,400	7,652

Lease liabilities (a)	14,102	13,851
Other non-current liabilities	243	283
Other non-current liabilities	14,345	14,134

(a)	The Group is the lessee in lease agreements for which the underlying assets are the office spaces located in Grand Cayman, London, New York, Montevideo, Santiago and São Paulo as disclosed in note 20.

(b)	Dividends payable to the previous owners of VBI prior to acquisition by the Group that remain payable on June 30, 2023.

18	Deferred taxes

Deferred tax assets	December 31, 2021	(Charged)/credited		June 30, 2022	December 31, 2022	(Charged)/credited		June 30, 2023
		to profit or loss	directly to equity / CTA			to profit or loss	directly to equity / CTA

Derivative options (a)	-	-	-	-	6	6,271	268	6,545
Employee profit sharing provision and other personnel accruals (b)	3,998	(1,666)	102	2,434	4,769	(1,539)	258	3,488
Deferred tax on intangible assets from business combination	-	-	-	-	776	468	90	1,334
Business combination – earnout	-	-	-	-	191	206	26	423
Tax losses	-	111	(10)	101	75	(16)	5	64
Tax on Accrual for expenses	108	(18)	22	112	41	(23)	2	20
Tax depreciation of fixed assets	(275)	236	2	(37)	(558)	47	(50)	(561)
Deferred tax on performance fees - IFRS 15	(123)	90	(14)	(47)	(3,581)	3,103	(182)	(660)
Gain from bargain purchase	(158)	6	12	(140)	(142)	16	(9)	(135)
Impact of IFRS 16	(93)	129	(14)	22	176	116	14	306
Other	(11)	7	-	(4)	(4)	(14)	(9)	(27)

Net deferred tax assets	3,446	(1,105)	100	2,441	1,749	8,635	413	10,797

(a)	Deferred tax on temporary differences from fair value movements of VBI Option arrangements as a result of changes in unobservable inputs impacting the fair value of the VBI Option arrangements to exercise in order to acquire the non-controlling interest of VBI in accordance with the pre-determined inputs of the VBI Option arrangements.

(b)	Deferred tax on temporary differences in the provision for employee profit-sharing.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2023 and December 31, 2022 and for the six and three-month periods ended June 30, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

19	Provisions and contingent liabilities

For the periods covered by these unaudited condensed consolidated financial statements, the Group was not directly involved in lawsuits for which the possibility of loss was probable. Therefore, no provision was recorded pursuant to IAS 37 (Provisions, Contingent Liabilities, and Contingent Assets) relating to any of the below matters.

Taxes

In 2017 and 2018, the Company's subsidiaries Patria Investimentos Ltda. ("PILTDA") and Patria Infraestrutura Gestão de Recursos Ltda. ("PINFRA"), became involved in administrative proceedings to defend the exemption of municipal tax over services ("ISS"). In 2019 Municipality of São Paulo obtained a favorable judgment; however, these administrative proceedings gave rise to judicial lawsuits, for which decisions are still pending. PINFRA was subsequently merged into PILTDA on September 30, 2020. As of June 30, 2023, management assisted by external legal counsel assessed the risk of loss relating to these lawsuits as possible and estimated the potential loss for PILTDA as US$ 3,020 (US$ 2,602 as of December 31, 2022) and for PINFRA as US$ 3,300 (US$ 2,842 as of December 31, 2022). As of March 22, 2022, PILTDA was notified of additional administrative proceedings related to the exemption of ISS between 2017 and 2019. Management, assisted by external legal counsel, assessed the risk of loss relating to these additional lawsuits as possible and evaluated the additional potential loss for PILTDA as of June 30, 2023 as US$ 4,238 (US$ 3,623 as of December 31, 2022).

During January 2020, PILTDA received infraction notices for an amount as of June 30, 2023 of approximately US$ 6,332 (US$ 5,578 as of December 31, 2022) related to taxes on gross revenue and an amount of approximately US$ 2,432 (US$ 2,148 as of December 31, 2022) related to labor taxes, for which external legal counsel assessed the risk of loss relating to these lawsuits as possible.

20	Commitments

The Group is subject to commitments which occur in the normal course of business. The Group plans to fund these commitments out of existing facilities and internally generated funds.

a.	Lease commitments

The lease commitments in which the Group is a lessee refer to the leasing of its office spaces located in Grand Cayman, London, Montevideo, New York, Santiago and São Paulo. The Condensed Consolidated Statement of Financial Position and the Condensed Consolidated Income Statement discloses the following amounts relating to leases:

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2023 and December 31, 2022 and for the six and three-month periods ended June 30, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Amounts recognized in the Condensed Consolidated Statement of Financial Position

	June 30, 2023	December 31, 2022
Right-of-use assets	20,273	18,122
(-) Depreciation of right-of-use assets	(4,387)	(2,833)
Right-of-use assets	15,886	15,289

Lease liabilities (other current liabilities)	2,861	2,243
Lease liabilities (other non-current liabilities)	14,102	13,851
Lease liabilities	16,963	16,094

Amounts recognized in the Condensed Consolidated Income Statement

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2023	2022	2023	2022
Depreciation of right-of-use assets	(722)	(665)	(1,389)	(1,158)
Interest on lease liabilities	(315)	(430)	(659)	(765)
Principal paid	(516)	(384)	(727)	(757)

Refer to note 30 liquidity risk disclosures for maturity analysis on lease contracts.

Refer to note 31 for disclosures on leases with a related party.

b.	Consideration payable on acquisition

The following table reflects consideration payable from acquisition transactions. No cash settlements were made in the current period.

	June 30, 2023	December 31, 2022
Deferred consideration payable – Moneda (i)	23,222	15,889
Consideration payable on acquisition – Igah (iv)	4,771	4,771
Consideration payable on acquisition – VBI (iii)	15,933	11,792
Consideration payable on acquisition - Kamaroopin (ii)	934	735

Current liabilities – consideration payable on acquisition	44,860	33,187

Deferred consideration payable (i) – Moneda	15,481	10,592
Contingent consideration payable on acquisition – Moneda (note 30(b)(i))	13,751	12,891
Contingent consideration payable on acquisition – VBI (note 30(b)(ii))	10,461	9,072
Consideration payable on acquisition - Kamaroopin (ii)	-	859
Contingent consideration payable on acquisition – Kamaroopin (note 30(b)(iii))	5,647	-

Non-current liabilities – consideration payable on acquisition	45,340	33,414

i.	The Moneda business combination transaction included US$ 58.7 million expected to be paid to Moneda’s former partners who are currently employees of the Group. The amount to be paid in exchange for their services is subject to a time vesting period, with two equal installments due on December 1, 2023 and December 1, 2024 respectively. This expense is recognized as a compensation expense as the employees render services. For the three-month and six-month periods ended June 30, 2023 and 2022, deferred consideration expenses in the Group’s Consolidated Income Statement were as a result of the following:

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2023 and December 31, 2022 and for the six and three-month periods ended June 30, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

	Three-month period ended June 30, 2023	Six-month period ended June 30, 2023
Moneda	(6,111)	(12,222)
Blue Macaw (note 5(e))	(718)	(718)
Total deferred consideration	(6,829)	(12,940)

ii.	Consideration payable for the acquisition of Kamaroopin will be paid in the next 12 months.

iii.	The consideration payable to VBI is indexed to interbank interest rates (CDI) in Brazil as per the terms of the acquisition agreement. The liability includes the second installment payable to selling shareholder of VBI and a preferred dividend payable to the preferred shareholders of VBI, determined in accordance with the terms of the acquisition agreement.

iv.	Consideration payable for the acquisition of Igah per terms of the purchase agreement consisting of equity consideration in common shares and preferred dividends payable.

v.	Cash Settlements during the six-month periods ending June 30, 2023 and 2022.

	June 30, 2023	June 30, 2022
Acquisition payable - Moneda	-	(16,437)
Acquisition payable - Kamaroopin	(998)	-
Acquisition payable – Blue Macaw (note 5(e))	(718)	-

Amounts in relation to Blue Macaw refer to the exercise of a pre-agreed purchase option for an additional stake in a recently acquired asset (note 5(e). This option, referred to as Option 1, was part of the initial acquisition agreement and does not have any performance conditions attached. The expense is recognized as a deferred consideration expense in the Group’s unaudited condensed Consolidated Income Statement due to its non-routine nature and indirect association with a strategic asset acquisition.

c.	SPAC commitments

The holders of SPAC Class A Ordinary Shares of PLAO have the right to redeem their shares in cash at the earliest of (i) upon the completion of PLAO’s initial business combination or (ii) 15 months or up to 21 months (if extended) from the closing of the IPO transaction.

The Group accounts for the SPAC Class A Ordinary Shares subject to redemption as a financial liability measured at amortized cost which as of June 30, 2023 was US$ 180.7 million (December 31, 2022: US$ 234.1 million). The instrument was initially recognized at fair value, net of the corresponding eligible transaction costs. The warrant component issued to the shareholders of PLAO is separately accounted for as derivatives and measured at fair value with the change in fair value recorded in the statement of income.

Offering costs consist of legal, accounting, underwriting and other costs incurred through the balance sheet date that are directly related to the SPAC’s IPO. Upon the completion of the IPO, the offering costs were allocated using the relative fair values of the SPAC’s Class A Ordinary Shares and its Warrants. The costs allocated to Warrants were recognized in other expenses and those related to the SPAC’s Class A Ordinary Shares were charged against the carrying value of SPAC’s Class A Ordinary Shares. Deferred share issuance expenses for the six-month and three-month period ending June 30, 2023 amounted to US$ 6.2 million and US$ 2.8 million respectively (US$ 3.3 for the three-month and six-month period ending June 30, 2022) in other offering costs which were expensed.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2023 and December 31, 2022 and for the six and three-month periods ended June 30, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The SPAC is subject to laws and regulations enacted by national, regional and local governments. In particular, it is required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on the business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on the business, including the ability to negotiate and complete an initial business combination, and results of operations.

Movements during the period on the Group’s commitment subject to possible redemption are detailed below:

Commitment subject to possible redemption
Balance at December 31, 2021	-
Commitment subject to possible redemption raised	220,458
IPO expenses - SPAC	10,325
Interest earned on trust account	3,362
Balance at December 31, 2022	234,145
Amortization of SPAC IPO initial cost	6,166
Interest earned on trust account	5,242
Redemptions	(65,164)
Deposits	300
Balance at June 30, 2023	180,869

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2023 and December 31, 2022 and for the six and three-month periods ended June 30, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

d.	Gross obligation under put option

i.	VBI –Option arrangements

The business combination with VBI (as disclosed in notes 12(d)), included VBI Option arrangements with the non-controlling shareholders, exercisable at specified future dates.

The measurement of the put option liability is based on the expected gross redemption amount payable from exercising the VBI Option arrangements and discounting to the present value on acquisition date. The fair value of the underlying business is calculated using a discounted cash flow analysis based on the relevant Group’s subsidiary budgeted cash flows and forecasts. The estimate takes into consideration the projected AUM of VBI during periods when the VBI Option arrangements can be exercised. Accordingly, the measurement of the put option liability is subject to significant estimation uncertainty.

Other assumptions contained in the discounted cash flow analysis used by the Group when determining the gross obligation under a put option liability is closely linked to the broader market expectations in the real estate industry and the budgeted cash flows and forecasts of the entities acquired. The financial liability is recorded at amortized cost after recognition.

ii.	Igah IV –Option arrangements

The business combination with Igah IV (as disclosed in notes 12(d)), included Igah Option arrangements with the selling shareholders of Igah IV, exercisable at specified future dates.

The measurement of the put option liability is based on the expected gross redemption amount payable from exercising the Igah Option arrangements and discounting to the present value on acquisition date. The fair value of the underlying business is calculated using a discounted cash flow analysis based on the relevant Group’s subsidiary budgeted cash flows and forecasts. The estimate takes into consideration the projected AUM of Igah IV during periods when the Igah Option arrangements can be exercised. Accordingly, the measurement of the put option liability is subject to significant estimation uncertainty.

In addition, the selling shareholders of Igah IV are entitled to any dividends from the acquisition date because of equity consideration using Class A common shares to settle the Igah Option arrangement.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2023 and December 31, 2022 and for the six and three-month periods ended June 30, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Other assumptions contained in the discounted cash flow analysis used by the Group when determining the gross obligation under a put option liability are closely linked to the broader market expectations in the private equity and venture capital industry and the budgeted cash flows and forecasts of the entities acquired. The financial liability is recorded at amortized cost after recognition.

Movements during the period on the Group’s gross obligation under the VBI put option and the Igah put option are detailed below.

Purchase commitments for minority interests shares
	VBI	Igah IV	Total
Balance at December 31, 2022	65,544	7,884	73,428
Cumulative translation adjustment	5,622	-	5,622
Purchase price allocation adjustments	-	2,455	2,455
Gross obligation adjustments	3,844	582	4,426
Balance at June 30, 2023	75,010	10,921	85,931

21	Revenue from services

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2023	2022	2023	2022
Revenue from management fees	63,062	55,606	121,858	110,190
Revenue from incentive fees	27	61	109	100
Revenue from performance fees (a)	17,493	33	32,945	33
Fund fees	80,582	55,700	154,912	110,323

Revenue from advisory and other ancillary fees	502	860	990	2,005

Total gross revenue from services	81,084	56,560	155,902	112,328

Taxes on revenue	(2,493)	(942)	(3,559)	(1,722)
Net revenue from services	78,591	55,618	152,343	110,606

The following is a breakdown of revenue by region (b):
Brazil	11,333	6,510	20,492	12,663
British Virgin Islands	-	761	23	3,182
Cayman Islands	53,631	34,329	105,204	67,554
Chile	12,445	13,429	24,316	26,046
United States of America	1,182	589	2,308	1,161
Net revenue from services	78,591	55,618	152,343	110,606

(a)	Performance fees are primarily generated when the return of the investment funds surpass the performance hurdle set out in the related charters. Amounts of US$ 15.5 million and $17.5 million are included under performance fees from PE V relating to the Lavoro transaction (note 12(b) and Patria Infrastructure Fund III for the six months ended June 30, 2023.

(b)	Disclosure of revenue by geographic location is based on the registered domicile of the manager receiving fees. The investment funds managed by the Group attract and retain many global investors that represent the Group's portfolio of clients. None of the Group's individual clients represents more than 10% of the total revenues for the presented periods.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2023 and December 31, 2022 and for the six and three-month periods ended June 30, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

22	Personnel expenses and carried interest allocation

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2023	2022	2023	2022

Salaries and wages	(9,918)	(8,092)	(19,527)	(16,074)
Officers' Fund	-	(368)	(44)	(1,690)
Rewards and bonuses	(4,641)	(5,332)	(9,277)	(9,631)
Social security contributions and payroll taxes	(1,201)	(1,042)	(2,666)	(2,583)
Restructuring costs – personnel (a)	(784)	-	(1,355)	-
Share based incentive plan (note 28(d))	(486)	(125)	(746)	(325)
Strategic Bonus	(48)	(708)	(407)	(983)
Other short-term benefits	(1,501)	(1,227)	(2,958)	(2,546)
Personnel expenses	(18,579)	(16,894)	(36,980)	(33,832)

Carried interest allocation (b)	(5,738)	-	(11,146)	-

(a)	Restructuring costs of personnel refers to the implementation of streamlining initiatives and cost reduction plan in the operating activities of the Group.

(b)	This expense refers to the Group’s employees’ right to up to 35% of the performance fees recognized from investments funds. As of June 30, 2023, US$ 23.9 million (US$ 10.3 million current and US$ 13.6 million non-current) remains payable primarily related to performance fees recognized from investment funds.

23	Amortization of intangible assets

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2023	2022	2023	2022

Amortization of non-contractual customer relationships (note 14)	(3,321)	(2,335)	(6,110)	(4,793)
Amortization of contractual rights (note 14)	(631)	(632)	(1,263)	(1,263)
Amortization of placement agents’ fees (note 14)	(459)	(312)	(910)	(763)
Amortization of brands (note 14)	(936)	(752)	(1,832)	(1,544)
Amortization of software (note 14)	(173)	(108)	(304)	(184)
Amortization of intangible assets	(5,520)	(4,139)	(10,419)	(8,547)

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2023 and December 31, 2022 and for the six and three-month periods ended June 30, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

24	General and Administrative expenses

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2023	2022	2023	2022
Professional services	(3,235)	(2,720)	(6,161)	(4,889)
IT and telecom services	(1,692)	(1,596)	(3,342)	(3,014)
Rebate fees	(1,338)	(1,133)	(2,456)	(2,168)
Depreciation of right-of-use assets	(722)	(665)	(1,389)	(1,158)
Travel expenses	(843)	(526)	(1,304)	(946)
Marketing and events	(518)	(224)	(931)	(360)
Occupancy expenses	(231)	(419)	(557)	(833)
Depreciation of property and equipment	(489)	(319)	(919)	(606)
Professional services - SPAC	(465)	(454)	(628)	(454)
Insurance	(170)	(276)	(435)	(589)
Taxes and contributions	(172)	(48)	(344)	(415)
Materials and supplies	(47)	(84)	(143)	(163)
Other administrative expenses	(243)	(434)	(502)	(739)
General and Administrative expenses	(10,165)	(8,898)	(19,111)	(16,334)

25	Other income/(expenses)

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2023	2022	2023	2022
Gain on associate derecognition	4,199	-	4,199	-
Amortization of SPAC IPO initial cost (notes 5(a) and 20(c))	(2,823)	(3,251)	(6,166)	(3,251)
Transaction costs (a)	(843)	(998)	(2,364)	(1,556)
Transaction costs – SPAC	-	-	-	(315)
Contingent consideration adjustments(b)	(1,480)	(878)	(2,196)	(1,718)
Gross obligation adjustments (b)	(2,362)	-	(4,426)	-
Deferred consideration adjustments (b)	(403)	-	(788)	-
Integration costs (c)	(323)	-	(722)	-
Other	(156)	49	(171)	(405)
Other income/(expenses)	(4,191)	(5,078)	(12,634)	(7,245)

(a)	Transaction costs relate to expenses incurred on acquisition of subsidiaries for business combination.

(b)	Measurement of the present value of considerations payable (note 20 (b)) and gross obligations under put option (note 20(d)) for acquired businesses, included under other income/(expenses) based on its correlation with the Groups’ expansion strategy through acquisition activity. The movements for the three-month and six-month periods ended June 30, 2023 relates to the unwinding impact from time value of money.

(c)	Expenses incurred to third party professional service providers assisting in the reorganizing and integration of acquired businesses to improve the Group’s long-term future performance and efficiency.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2023 and December 31, 2022 and for the six and three-month periods ended June 30, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

26	Net financial income/(expense)

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2023	2022	2023	2022
Financial income
Net financial investment income	550	442	1,226	879
Unrealized gains on long-term investments	1,114	125	-	4,602
Realized gains from long-term investments	513	524	705	1,247
Unrealized gain on warrant liability	506	2,839	502	2,654
Unrealized gains on asset-linked receivable (note 12(b))	-	-	9,563	-
Net exchange variation	648	-	-	-
Total finance income	3,331	3,930	11,996	9,382

Financial expenses
Unrealized losses on long-term investments	-	-	(8,871)	-
Realized losses on forward	(57)	-	(252)	-
Unrealized losses on other derivative financial instruments	(1,564)	-	(756)	-
Unrealized loss on asset-linked receivable (note 12(b))	(449)	-	-	-
Commission and brokerage expenses	(117)	(228)	(225)	(455)
Interest on lease liabilities	(315)	(430)	(659)	(765)
Net exchange variation	-	(840)	(444)	(1,097)
Other financial expenses	(121)	(368)	(338)	(419)
Total finance expenses	(2,623)	(1,866)	(11,545)	(2,736)

Net financial income/(expense)	708	2,064	451	6,646

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2023 and December 31, 2022 and for the six and three-month periods ended June 30, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

27	Income taxes expenses

As an entity headquartered in the Cayman Islands, the Company is subject to a tax neutral regime. However, the Group's subsidiaries headquartered in Brazil, Colombia, Chile, the United Kingdom, the United States of America, and Hong Kong are subject to income taxes as set out by local tax laws.

	Three-month periods ended June 30,		Six-month periods ended June 30,
Reconciliation of income tax	2023	2022	2023	2022

Income before income taxes	28,341	15,565	49,031	38,075

Impact of difference in tax rates of foreign subsidiaries	7,685	278	4,554	(3,853)
Nondeductible expenses	-	63	-	-

Total income taxes	7,685	341	4,554	(3,853)
Current	(2,906)	(1,090)	(4,081)	(2,748)
Deferred	10,591	1,431	8,635	(1,105)
Effective tax rate	(24.4)%	(2.2)%	(9.3)%	10.1%

28	Equity

(a)	Capital

The Company’s Memorandum and Articles of Association (“Articles of Association”) authorizes the issuance of up to US$100,000, consisting of 1,000,000,000 shares of par value US$0.0001. Of those authorized shares, (i) 500,000,000 are designated as Class A common shares, (ii) 250,000,000 are designated as Class B common shares, and (iii) 250,000,000 are as yet undesignated and may be issued as common shares or shares with preferred rights. Class B common shares are entitled to 10 votes per share and Class A common shares are entitled to one vote per share.

The Company currently has a total of 147,875,671 common shares issued and outstanding, of which 54,930,241 are Class A common shares and 92,945,430 are Class B common shares. On June 15, 2023, the Company issued 682,741 Class A common shares (US$ 10.1 million) in part settlement of the Kamaroopin acquisition.

Conversion

The outstanding Class B common shares are convertible at any time as follows: (1) at the option of the holder, a Class B common share may be converted at any time into one Class A common share or (2) upon the election of the holders of a majority of the then-outstanding Class B common shares, all outstanding Class B common shares may be converted into a like number of Class A common shares. In addition, each Class B common share will convert automatically into one Class A common share upon any transfer, whether or not for value, except for certain transfers described in the Articles of Association. Furthermore, each Class B common share will convert automatically into one Class A common share and no Class B common shares will be issued thereafter if, at any time, the total number of the issued and outstanding Class B common shares is less than 10% of the total number of shares outstanding.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2023 and December 31, 2022 and for the six and three-month periods ended June 30, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

As of June 30, 2023 and December 31, 2022, the issued share capital was distributed as follows:

	June 30, 2023		December 31, 2022
	Shares	Capital (US$)	Shares	Capital (US$)
Total	147,875,671	14,788	147,192,930	14,720
Class A	54,930,241	5,493	54,247,500	5,425
Class B	92,945,430	9,295	92,945,430	9,295

(b)	Additional paid-in capital

The Additional Paid-in Capital amounts recorded as of June 30, 2023 and December 31, 2022 are presented below:

	June 30, 2023	December 31, 2022
Class A	309,208	299,078
Class B	186,102	186,102
Total	495,310	485,180

(c)	Dividends

Dividends are declared and paid to the Company’s shareholders on a pro-rata basis.

Dividends declared and paid by the Group to the Company’s shareholders for the six-month period ended June 30, 2023 and 2022 were:

Shareholder	2023		2022
		US$*		US$*
Class A	28,968	0.5340	19,638	0.3620
Class B	49,633	0.5340	33,646	0.3620
Total	78,601	0.5340	53,284	0.3620

(d)	Share based incentive plan

The equity incentive programs under the long-term incentive plan (“LTIP”) is a restricted share plan in which eligible participants includes members of the Group’s management and its employees. Beneficiaries under the share based incentive plans, are granted rights to shares based on certain criteria (time and performance vesting conditions). The final eligibility of any beneficiary to participate in the LTIP is determined by the Committee, created and appointed by the Company’s board of directors to administer the equity incentive program.

A LTIP was approved and launched on November 28, 2022. From 2022 and the following years 600,000 shares can be granted from the LTIP. As of June 30, 2023, Grants A and B disclosed below has been granted from the LTIP.

Grant A

Grant A provided to eligible participants (vesting criteria for eligible participants in Grant A commences from January 2022 in accordance with the terms of the LTIP).

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2023 and December 31, 2022 and for the six and three-month periods ended June 30, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The defined maximum number of shares under Grant A should not exceed 101,500 (84,506 Performance Restricted Units (“PSUs”) were granted to eligible participants under Grant A and 16,902 PSUs to be further issued subject to the boost grant requirements being met.

Grant B

Grant B provided to eligible participants (vesting criteria for eligible participants in Grant A commences from January 2023 in accordance with the terms of the LTIP).

The defined maximum number of shares under Grant A should not exceed 357,132 (297,610 Performance Restricted Units (“PSUs”) were granted to eligible participants under Grant B and 59,522 PSUs to be further issued subject to the boost grant requirements being met.

IPO Grant

The IPO Grant was subject to the completion of the IPO registration and approved by the board of director’s meeting on May 19, 2021 and is closed to new participants. The IPO grant mirrors the vesting conditions of Grant A, excluding the commencement date and share price on grant date used for measuring achievement of time and vesting conditions.

The defined maximum number of shares under the IPO grant should not exceed 410,115 (289,183 PSUs were granted and 120,932 PSUs to be further issued subject to the boost grant requirements being met) of the issued and outstanding shares of the Company.

Set out below is summary of PSU activity for the period ended June 30, 2023.

	IPO Grant	Grant A	Grant B
	Number of PSUs (in thousands)
Outstanding December 31, 2021	210	-	-
Granted	-	-	-
Forfeited	(13)	-	-
Outstanding, June 30, 2022	197	-	-

Outstanding, December 31, 2022	184	85	-
Granted	-	-	298
Forfeited	-	-	-
Outstanding, June 30, 2023	184	85	298

The table above reflects the PSU activity for the six-month period ending June 30, 2023 and June 30, 2022. No shares were exercised, expired or vested during the period. Refer to note 22 for expenses incurred for the six and three-month periods ending June 30, 2023 and June 30, 2022.

The intention of the Committee as of June 30, 2023 was to settle any future vesting through delivery of Class A common shares to participants.

LTIP	Grant date	Weighted-average fair value
IPO grant	January 22, 2021	US$ 15.95
Grant A	December 1, 2022	US$ 9.15
Grant B	January 22, 2023	US$ 10.76

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2023 and December 31, 2022 and for the six and three-month periods ended June 30, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The original weighted-average fair value of PSU shares was determined on the grant date and calculated based on the Monte Carlo simulation model, which incorporates the effects of the performance conditions on the fair value. Dividends were not considered separately in the model since the participants are compensated with more shares when dividends are distributed during the vesting period and because the Total Shareholder Return (“TSR”) performance condition already considers dividends distributed as part of the calculation.

(e)	Earnings per share (basic and diluted)

Basic earnings per share have been calculated based on the Group’s condensed consolidated net income for the period attributable to the holders of the Company’s common shares. The following was considered in assessing the potential dilution on earnings per share assessment:

Share based incentive plan (note 28(d)

The dilutive effect is dependent on whether vesting conditions are deemed to be met as of the reporting date. As of June 30, 2023 and 2022, the TSR performance condition was not met.

Moneda

Issuing Class A common shares to potentially settle any contingent consideration payable to Moneda at the end of the contingency period. Events to satisfy the net revenue growth and net income margin conditions as of reporting date have not yet occurred.

VBI

Issuing Class A common shares to acquire the non-controlling interest of VBI per the VBI call option (note 12(d) to be settled in a combination of cash consideration and Class A common shares (the equity portion of consideration will be a maximum of 50% of the total value). Call options on the shares held by non-controlling shareholders have been excluded from the calculation of diluted earnings per share as their inclusion would be anti-dilutive for the three-month and six-month periods ended June 30, 2023. The VBI call option could potentially dilute basic earnings per share in the future.

Igah

The basic weighted average number of shares includes the estimated impact of equity consideration from the number of Class A common shares (358,101 shares) to be issued over the next 12 months for the acquisition of Igah, included due to the passage of time being the only requirement. The impact from Igah Option arrangements to be settled in Class A common shares were included in the diluted earnings per share due to applying the anticipated acquisition method for the business combination with Igah.

There are no further outstanding financial instruments or agreements convertible into potentially dilutive common shares in the reporting periods.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2023 and December 31, 2022 and for the six and three-month periods ended June 30, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2023	2022	2023	2022

Net income for the period attributable to the Owners of the Company	35,701	15,906	52,944	34,222
Basic weighted average number of shares*	148,157,912	147,192,930	147,854,471	147,192,930
Basic earnings per thousand shares	0.24097	0.10806	0.35808	0.23250
Diluted weighted average number of shares	148,209,383	147,192,930	148,209,383	147,192,930
Diluted earnings per thousand shares	0.24081	0.10806	0.35722	0.23250

*Includes weighted impact from equity consideration issued for Kamaroopin purchase (682,741 shares) (note 29)

(f)	Cumulative Translation Adjustments

The Company translates the financial information of its subsidiaries from their functional currency to U.S. dollars, which is the Company's and the Group's presentation currency. The effects of the translation are accounted for and presented on Equity under the caption "Cumulative Translation Adjustments".

(g)	Non-controlling interests

As of June 30, 2023 and December 31, 2022, the Group had one subsidiary with non-controlling interests from the acquisition of 50% of VBI on July 1, 2022. As of and for the six-month period ended June 30, 2022, the Group had no non-controlling interests in subsidiaries.

		Equity(*)		Income / (Loss) (*)
				Three-month periods ended June 30,		Six-month periods ended June 30,
	Interest	June 30, 2023	December 31, 2022	2023	2022	2023	2022
Non-controlling interest in VBI	50%	(43,879)	(39,330)	325	-	641	-

Set below is summarized financial information for the VBI subsidiary that has non-controlling interests. The amounts disclosed are before inter-company eliminations.

Summarized Condensed Consolidated Statement of Financial Position	VBI
	June 30, 2023	December 31, 2022
Current assets	5,148	6,647
Current liabilities	(4,348)	(3,703)
Current net assets	800	2,944

Non-current assets	31,962	27,425
Non-current liabilities	(681)	(605)
Non-current net assets	31,281	26,820

Net assets	32,081	29,764

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2023 and December 31, 2022 and for the six and three-month periods ended June 30, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Summarized Condensed Consolidated Income Statement and Statement of Comprehensive Income	VBI	Allocated to NCI	VBI	Allocated to NCI
	3 month period ended June 30, 2023	3 month period ended June 30, 2023	6 month period ended June 30, 2023	6 month period ended June 30, 2023
Net revenue from services	2,716	1,358	5,032	2,516
Revenue from management fees	2,936	1,468	5,442	2,721
Taxes on revenue	(220)	(110)	(410)	(205)

Personnel expenses	(824)	(412)	(1,594)	(797)
Amortization of intangible assets	(316)	(158)	(630)	(315)
General and administrative expenses	(420)	(210)	(778)	(389)
Share of profits of associates	(42)	(21)	(2)	(1)
Net financial income/(expenses)	(142)	(71)	(140)	(70)

Income before income tax	972	486	1,888	944

Income taxes	(322)	(161)	(606)	(303)
Current	(266)	(133)	(516)	(258)
Deferred	(56)	(28)	(90)	(45)
Net income for the period	650	325	1,282	641

VBI – Non-controlling interest	VBI
June 30, 2023
Accumulated NCI as of December 31, 2022	(39,330)
Net income for the period	641
Dividends declared	(2,677)
Capital contributions	2,728
Cumulative translation adjustment	(5,241)
Accumulated NCI as of June 30, 2023	(43,879)

Gross obligation – non-controlling interest

The VBI business combination included a VBI put option arrangement related to the non-controlling interest of VBI as disclosed in notes 12 (d). The amounts payable under the option arrangement are recognized as a financial instrument reflecting the present value of the expected gross obligation payable under the VBI put option and included under non-controlling interest in the Condensed Consolidated Statement of Changes in Equity.

As of June 30, 2023, the gross obligation had a present value of US$ 75.0 million (originally raised at a present value of US$60.9 million on July 1, 2022).

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2023 and December 31, 2022 and for the six and three-month periods ended June 30, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

29	Business combinations

The following table presents the amounts recorded relating to the Group’s business combinations completed in the six-month period ending June 30, 2023 (29(a)) and year ending December 31, 2022 in accordance with IFRS 3. During the measurement period the Group received updates to the valuation of the purchase consideration and goodwill acquired on acquisition.

(a)	Kamaroopin and Hanuman

On April 12, 2023, the Group closed on the transaction with the controlling shareholder of Kamaroopin and Hanuman (collectively “Kamaroopin”) to acquire the remaining 60% interest and enter a business combination with Kamaroopin. The acquisition is structured as a combination between cash and equity consideration.

The goodwill from the business combination with Kamaroopin enables the Group to expand and complement its platform of investment funds in growth equity and venture capital by adding investment expertise in startups and early-stage companies. The goodwill recognized on the acquisition of Kamaroopin is not deductible for tax purposes until (i) there is a merger with the acquired company and remains unrecognized unless (ii) the acquired companies are able to generate sufficient taxable income after merger to utilize any tax benefit and (iii) considering the impact from local tax laws and regulations in the countries that the acquired companies operate in after merger.

The first tranche of the acquisition of Kamaroopin was signed on December 8, 2021 and closed on February 1, 2022, whereas the second tranche was signed on March 16, 2023 and closed on April 12, 2023. The second stage completed the acquisition of the remaining 60%. As a result, Patria currently owns 100% of Kamaroopin.

The acquisition date carrying value of the Group’s previously held equity interest in the acquiree was remeasured to fair value at the acquisition date resulting in a US$ 4.2 million gain recognized in profit or loss in other income (note 25).

The acquired businesses contributed revenues of US$ 0.4 million and net profit of US$ 0.1 million to the Group for the period from April 12, 2023 to June 30, 2023. The impact of revenue and net profit from the above transactions, had the acquisition taken place on January 1, 2023, was US$ 1.3 million and US$ 0.7 million respectively. Acquisition-related costs, of US$ 0.2 million, are included in other expenses in the Group’s unaudited Condensed Consolidated Income Statement and in operating cash flows in the unaudited Condensed Consolidated Statement of Cash Flows for the six-month period ending June 30, 2023. Details of the purchase consideration, the net assets acquired and goodwill are listed below and are provisional and pending receipt of the final valuation of those assets.

(b)	VBI

On July 1, 2022, the Group acquired control of VBI’s operations through acquiring 50% of the issued share capital of VBI, an alternative real estate asset manager in Brazil with operations across development and core real estate vehicles, to anchor its Brazil real estate platform. This transaction aligns Patria with highly specialized investment talent building valuable permanent capital.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2023 and December 31, 2022 and for the six and three-month periods ended June 30, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Adjustments includes an increase in purchase consideration related to preference dividends payable by VBI (US$ 2 million) to the previous controlling owners of VBI resulting in an increase to the fair value of goodwill in note 14 for the same amount.

(c)	Igah

On November 30, 2022, the Company acquired 100% interest in a new subsidiary, Igah Partners LLC (“Igah Ventures”), a Brazilian based venture capital firm, 13.2% of PEVC I General Partner IV, Ltd. (“Igah IV”), and 100% of Igah Carry Holding Ltd, an entity for carried interest allocations (collectively referred to as “Igah”). The acquisition of these entities was accounted for as a linked transaction.

Igah’s business complements the Group’s existing private equity and growth equity strategies, which are focused on relatively mature companies, by adding investment expertise in startups and early-stage companies.

Adjustments includes an increase in purchase consideration (US$ 2.45 million) related to the fair value of Option arrangements included to acquire Igah IV resulting in increase to the fair value of goodwill in note 14 or the same amount.

Acquisition date fair value of each major class of identifiable assets and liabilities recognized
	100% VBI July 1, 2022	100% Igah November 30, 2022	100% Kamaroopin April 12, 2023
Total purchase consideration
Cash consideration paid (a)	10,815	8,116	2,024
Consideration payable (b)	10,859	4,771	-
Contingent consideration payable	8,355	-	4,707
Preference dividends payable	1,966	-	-
Option arrangements	(827)	10,339	-
Equity consideration	-	-	10,130
Total purchase consideration	31,168	23,226	16,861

The assets and liabilities recognized as a result of the acquisition are as follows:
Cash and cash equivalents	600	36	178
Accounts receivable	2,462	-	-
Net working capital	(2,587)	64	(100)
Intangible assets: non-contractual customer relationships	23,246	2,120	10,560
Intangible assets: brands	3,617	-	868
Property and equipment	539	-	14
Lease liability	(420)	-	-
Net identifiable assets acquired	27,457	2,220	11,520

Less non-controlling interest (c)	(13,729)	-	-
Less fair value of equity interest previously held	-	-	(11,132)
Add: Goodwill	17,440	21,006	16,473
Net assets acquired	31,168	23,226	16,861

(a)	Purchase consideration – cash outflow for the six-month period ending June 30, 2023 to acquire the subsidiary, net of cash acquired

Kamaroopin
Cash consideration	2,024
Less: Cash acquired	(178)
Net outflow of cash -investing activities	1,846

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2023 and December 31, 2022 and for the six and three-month periods ended June 30, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

30	Financial instruments

(a)	Financial instruments by categories

The Group classifies its financial instruments into the categories below:

Financial assets	Fair value Level	June 30, 2023	December 31, 2022

Financial assets at amortized cost
Accounts receivable		118,273	131,659
Client funds on deposit		19,115	23,639
Project advances		7,907	6,640
Deposit/guarantee on lease agreement		1,916	1,782

Financial assets at fair value through profit or loss
Cash and cash equivalents	1	22,350	26,519
Short term investments	1	205,615	285,855
Accounts receivable	1	9,562	-
Long-term investments	1	14,107	-
Long-term investments	2	13,215	11,017
Long-term investments - Patria Growth Capital Fund I Fundo de Investimento em Participações Multiestratégia	3	18,116	14,777
Long-term investments – KMP Growth Fund II	3	8,806	9,463
Derivative financial instruments – VBI call option	3	6,141	6,322

Financial liabilities

Financial liabilities at amortized cost
Commitment subject to possible redemption		180,689	234,145
Gross obligation under put option		85,931	73,428
Client funds payable		19,115	23,639
Lease liabilities		16,963	16,094
Consideration payable on acquisition		21,638	18,157
Carried interest allocation		23,869	12,450
Suppliers		4,087	3,256

Financial liabilities at fair value through profit or loss
Derivative financial instruments - Warrants	1	509	1,011
Derivative financial instruments – forward exchange contracts	2	-	42
Contingent consideration payable on acquisition	3	29,859	21,963

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2023 and December 31, 2022 and for the six and three-month periods ended June 30, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(b)	Financial instruments measured at fair value

The fair value measurement methodologies are classified according to the following hierarchical levels:

•	Level 1: measurement based on quotations of identical financial instruments, traded in an active market, without any adjustments;

•	Level 2: valuation techniques based on observable inputs. This category covers financial instruments that are valued using: (i) quotations of similar financial instruments, traded in an active market; (ii) quotations of identical or similar financial instruments, traded in a fairly inactive market; and (iii) other valuation techniques in which all significant inputs are directly or indirectly observable in market input;

•	Level 3: valuation techniques based on unobservable inputs. This category covers all financial instruments whose valuation techniques are based on inputs not observable in market inputs when such inputs have a significant impact on the measurement of their fair values. This category includes financial instruments that are valued based on quotations of similar financial instruments that, however, require adjustments and assumptions to ensure that their fair values reflect the differences among them.

Refer to table above for fair value measurement methodologies (“Fair value level”) applied to financial assets and financial liabilities measured at fair value.

Transfers

Transfers into and out of fair value hierarchy levels are analyzed at the end of each consolidated financial statement reporting period. A transfer into Level 3 would be deemed to occur where there is a change in liquidity or other inputs used in the valuation of the financial instrument

There were no transfers between Levels 1, 2 and 3 for fair value measurements as of and for the three-month and six-month periods ended June 30, 2023. As of and for the year ended December 31, 2022, the Group had the below transfers to and from level 3.

Transfer to Level 3 fair value measurement

From June 30, 2022, the investment in Patria Growth Capital Fund I Fundo de Investimento em Participações Multiestratégia was transferred to Level 3 after considering the change in valuation methodology from previously using the transaction cost price to applying a discounted cash flow model at the reporting date.

Transfer from Level 3 fair value measurement

As of June 30, 2022, the Warrants were transferred out of Level 3 into Level 1. The fair value of the Warrants issued in connection with the IPO of PLAO was measured at fair value using a Monte Carlo simulation model as of March 31, 2022. From June 30, 2022, the fair value of the Warrants issued have been measured based on the listed market price of such warrants, a Level 1 measurement.

Unobservable inputs

The following analysis illustrates specific valuation techniques, unobservable inputs used to value Level 3 financial instruments and the sensitivity to reasonable changes in the most significant underlying variables used in measurement:

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2023 and December 31, 2022 and for the six and three-month periods ended June 30, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Description		Note	Valuation technique	Unobservable inputs	Range of unobservable inputs	Sensitivity	Financial impact*
Consideration payable on acquisition	Contingent consideration payable on acquisition - Moneda	20 (b)	Discounted cash flow	Discount rate Probability adjusted net revenue and net income	13.9% - 16.8%	50 basis points	US$ 0.1 million

Consideration payable on acquisition	Contingent consideration payable on acquisition – VBI	20 (b)	Discounted cash flow	Discount rate Projected AUM	13.7% - 14.7% 1% to 26% AUM growth	10% less growth	US$ 0.1 million

Long-term investments	Patria Growth Capital Fund I Fundo de Investimento em Participações Multiestratégia - Startse	12 (b)	Discounted cash flow	Discount rate Expected cash flows	16.7% - 18%	70 basis points	US$ 0.7 million

Long-term investments	KMP Growth II – Dr Consulta	12 (b)	Discounted cash flow	Discount rate Expected cash flows	16.0% - 18.0%	100 basis points	US$ 1.0 million

Derivative financial instruments	VBI call option	12 (d)	Monte Carlo simulation	Projected AUM at option exercise date	50% greater/(lower) than projected AUM	36.11% volatility	US$ 3.1 million

Consideration payable on acquisition	Contingent consideration payable on acquisition – Kamaroopin	20 (b)	Discounted cash flow	Discount rate Projected fundraising activity	11.5% - 13.7%	100 basis points	US$ 1.2 million

* Increase (decrease in discount rate) or decrease (increase in discount rate) the discounted fair value

Contingent consideration

The ultimate settlement of contingent consideration could deviate from current estimates based on the actual results of these financial measures. The liability is re-measured each reporting period and the change in fair value of contingent consideration is presented on the accompanying Condensed Consolidated Income Statement in other income or expenses as fair value gains/(losses) on contingent consideration.

(i)	Moneda business combination

The Group is required to make contingent payments, subject to the acquired entities achieving certain revenue and profitability targets. The contingent consideration payment has a maximum earnout of US$ 71 million for the business combination. The fair value of the contingent consideration liability recognized upon acquisition was estimated by discounting to present value the probability weighted contingent payments expected to be made. A probabilistic scenario approach using the pre-determined net income and net revenue metrics (measurement period up to December 31, 2023) within the purchase agreement was used to estimate expected undiscounted contingent consideration payable and a discount rate range was applied to determine the fair value of contingent consideration at acquisition date and payable in 2024. Between acquisition date and June 30, 2023, there has been a decrease from US$ 25.5 million to US$ 13.8 million in the present value of contingent consideration payable due to actual lower net income margins achieved in addition to impacts being from discounting between acquisition date and reporting date.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2023 and December 31, 2022 and for the six and three-month periods ended June 30, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(ii)	VBI business combination

The Group is required to make contingent payments, subject to the acquired entity achieving certain AUM targets. The contingent consideration payment (payable in BRL) as of June 30, 2023 had fair value of US$ 10.5 million for the business combination with VBI. The fair value of the contingent consideration liability upon acquisition was US$ 8.4 million and was estimated on acquisition date by projecting future AUM between the 2nd and 5th anniversary from the acquisition closing date, to estimate the undiscounted contingent consideration payable and applying a discount rate range to determine the fair value of contingent consideration to be settled in cash on the later of the 2nd anniversary from the acquisition closing date or ten business days after achieving the fundraising targets.

(iii)	Kamaroopin business combination

The Group is required to make contingent payments, subject to the acquired entity achieving certain fundraising objectives per the terms of the purchase agreement (earn-out range between US$ 4.0 million and US$ 10.1 million). The contingent consideration payment (payable in BRL) had a fair value of US$ 4.7 million and US$ 5.6 million on acquisition date and June 30, 2023 respectively. The fair value was estimated on acquisition date by projecting future fundraising activity within a 30 month period from acquisition date to estimate the undiscounted contingent consideration payable in accordance with a predetermined range of payments that is based on the level of fundraising and applying a discount rate range to determine the fair value of contingent consideration to be settled in the Company’s Class A common shares by March 30, 2027.

Long-term investments

The fair values were calculated based on the underlying investment’s cash flows discounted using an unobservable input discount rate range. The change in fair value of the Level 3 investment is presented on the accompanying Condensed Consolidated Income Statement in net financial income or expenses as unrealized gains/(losses) on long-term investments.

Derivative financial instruments

(i)	VBI Call option

The VBI call option was valued using a Monte Carlo simulation, which is considered to be a Level 3 fair value measurement. The Group estimates volatility based on a group of comparable market participants. The risk-free interest rate is based on the risk-free rate as disclosed by B3 (Brasil, Bolsa, Balcão). The expected life of the VBI Option arrangements are assumed to be equivalent to the remaining contractual term. The derivative was recorded as a financial asset in the Group’s Condensed Consolidated Statement of Financial Position. The impact from this transaction is presented in note 12(d).

The following table presents a reconciliation of financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of June 30, 2023 and December 31, 2022.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2023 and December 31, 2022 and for the six and three-month periods ended June 30, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

	Contingent consideration payable	Long term investments at fair value through profit or loss	VBI call option	Total
Fair value of Level 3 financial instruments at December 31, 2022	21,963	24,240	6,322	52,525
Cumulative translation adjustment	275	2,955	572	3,802
Additions	5,425	-	-	5,425
Settlements	(718)	-	-	(718)
Changes in fair value	2,914	(273)	(753)	1,888
Fair value of Level 3 financial instruments at June 30, 2023	29,859	26,922	6,141	62,922

*Changes in fair value include impact from price risk and/or foreign exchange rate risk

(c)	Financial instruments measured at amortized costs

As of June 30, 2023, and December 31, 2022, the book values of the financial instruments measured at amortized cost correspond approximately to their fair values because the majority are short-term financial assets and liabilities or the impact of the time value of money is not material except for transactions related to the gross obligation under put option (note 20(d)) measured at amortized cost is a non-current liability that has a future gross redemption amounts as reflected in the liquidity risk under note 29(d)(ii).

(d)	Risk management

The Group is exposed to the following risks arising from the use of financial instruments:

(i)	Credit risk

(ii)	Liquidity risk

(iii)	Market risk

The Group determines concentrations of risk by assessing the nature, extent, and impact of risks in its investment portfolio. This assessment considers a range of factors that are relevant to its investment strategy and objectives, including geographic concentration, industry concentration, counterparty risk, market risk, and liquidity risk.

To manage concentrations of risk, the Group uses various risk management strategies, including diversification, hedging, and monitoring of counterparty credit risk. The Group also regularly reports on its risk management activities and the effectiveness of its risk management policies and procedures to its board of directors, investors, and other stakeholders.

While the Group uses quantitative measures, such as percentages of its portfolio invested in particular regions or industries, to help determine concentrations of risk, it also uses its judgment and experience in assessing the overall impact of concentrations of risk on its investment portfolio and making informed investment decisions.

i.	Credit risk

Credit risk is the possibility of incurring a financial loss if a client or a counterpart in a financial instrument fails to perform its contractual obligations.

The Group has low exposure to credit risk because its customer base is formed by investors in each investment fund. These investors are required to comply with the capital calls in order to repay related

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2023 and December 31, 2022 and for the six and three-month periods ended June 30, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

investment fund expenses. If capital calls are not complied with, the participation of that investor is diluted among the remaining investors of the investment fund. In addition, management fees could be settled by the sale of the underlying investments kept by the investment funds. The cash and the short-term investments are maintained in large banks with high credit ratings. Furthermore, the accounts receivable as of June 30, 2023 and December 31, 2022 are composed mainly of management fees and performance fees of investment funds, and also of advisory fees and reimbursement of expenses to be received from investees of such investment funds.

The amounts receivable and project advances as of June 30, 2023, are expected to be received as demonstrated below:

	Overdue					Due in
	Less than 90 days	91 to 180 days	181 to 270 days	271 to 360 days	Over 360 days	01 to 90 days	91 to 180 days	181 to 270 days	271 to 360 days	Over 360 days	Total

Accounts Receivable (note 8)	2,672	785	655	58	592	14,041	87,084	-	2,610	19,338	127,835
Project Advances	-	-	-	-	-	2,441	438	1,358	2,480	1,190	7,907
Total	2,672	785	655	58	592	16,482	87,522	1,358	5,090	20,528	135,742

ii.	Liquidity Risk

Liquidity risk is the possibility that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial assets which might affect the Group's payment ability, taking into consideration the different currencies and settlement terms of its financial assets and financial liabilities.

The Group performs the financial management of its cash and cash equivalents and short term investments, keeping them available for paying its obligations and reducing its exposure to liquidity risk. In addition, the Group has the option for certain financial instruments to be settled either in cash or through its own equity instruments, Class A common shares.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2023 and December 31, 2022 and for the six and three-month periods ended June 30, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Expected future payments for financial liabilities as of June 30, 2023, are shown below.

	Expected liabilities to be paid in
	01 to 60 days	61 to 120 days	121 to 180 days	181 to 360 days	Over 360 days	Total
Suppliers	4,087	-	-	-	-	4,087
Leases (a)	756	686	671	1,991	16,755	20,859
Carried interest allocation	-	-	-	10,307	13,562	23,869
Consideration payable on acquisition	-	-	15,933	934	-	16,867
Contingent consideration payable on acquisition (a)	-	-	-	-	35,519	35,519
Commitment subject to possible redemption (a) and (c)	-	-	-	-	180,689	180,689
Gross obligation under put option (a) and (b)	-	-	-	-	108,600	108,600
Derivative financial instruments	-	-	-	509	-	509
Total	4,843	686	16,604	13,741	355,125	390,999

(a)	Amounts reflect undiscounted future cash outflows to settle financial liabilities.

(b)	Liability to be partly settled with Class A common shares

(c)	Settled with proceeds held in SPAC’s trust account

iii.	Market risk

Market risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, such as interest rate, foreign exchange rate, and security prices. The Group's policy is to minimize its exposure to market risk.

The marketable securities as of June 30, 2023 and December 31, 2022 consist primarily of mutual fund money markets which reduces the Group’s exposure to market risk and investment funds whose portfolios, dependent on the investment strategy are composed of product lines as discussed under Segment information (note 3). To manage its price risk arising from investment funds, the Group diversifies its portfolio. Diversification of the portfolio is done in accordance with the limits set by the Group. The Group has acquired Warrants as it relates to the SPAC PLAO that are listed. The fair value of the Warrants are subject to changes in market prices. However, the Group has determined that the exposure to market risk from the warrants is not significant and therefore no sensitivity analysis is presented.

During the six-month period ended June 30, 2023 and 2022 the Group held no other derivative warrant financial instruments.

Security price risk:

Long-term investments made by the Group represent investments in investment fund products where fair value is derived from the reported Net Asset Values (“NAV”) for each investment fund, which in turn are based upon the value of the underlying assets held within each of the investment fund products and the anticipated redemption horizon of the investment fund product. Investment fund products expose the Group to market risk and therefore this process is subject to limits consistent with the Group’s risk appetite. To manage its price risk arising from investments in securities, the Group diversifies its portfolio. Diversification of the portfolio is done in accordance with the limits set by the Group.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2023 and December 31, 2022 and for the six and three-month periods ended June 30, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Foreign exchange risk

Foreign exchange risk results from a possible change in foreign exchange rates that would affect the finance income or expenses and the assets or liability balances of contracts indexed to a foreign currency. The Group measures its foreign exchange exposure by subtracting its non-US dollar currencies liabilities from its respective denominated assets, thus obtaining its net foreign exchange exposure and the amount actually affected by exchange fluctuations.

Sensitivity analysis

The sensitivity analysis was based on financial assets and financial liabilities exposed to currency fluctuations against the US dollar, as demonstrated below:

As of June 30, 2023

	Balance in each exposure currency						Total Balance USD	Exchange Variation impact considering 10% change in the period end rates.
	BRL(a)	HKD (b)	CLP (c)	COP (d)	GBP (e)	USD
Cash and cash equivalents	25,260	4,808	8,712,611	288,466	677	4,703	22,350	1,765
Short term investments	55,814	-	1,563,528	-	-	192,084	205,615	1,353
Client funds on deposit	-	-	15,332,091	-	-	-	19,115	1,911
Accounts receivable	81,201	38	5,030,810	105,442	2	104,682	127,835	2,316
Projects Advance	17,057	-	-	-	-	4,368	7,907	354
Deposit/guarantee on lease agreement	-	264	968,472	85,471	180	427	1,916	150
Long-term investments	3,481	-	242,085	-	118	53,070	54,244	117
Client funds payable	-	-	15,332,091	-	-	-	19,115	(1,911)
Suppliers	2,257	275	1,310,362	54,381	126	1,777	4,087	(231)
Derivative financial instruments - Assets	29,597	-	-	-	-	-	6,141	615
Derivative financial instruments - Liability	-	-	-	-	-	509	509	-
Commitment subject to possible redemption	-	-	-	-	-	180,689	180,689	-
Gross obligation under put option	414,116	-	-	-	-	-	85,931	(8,593)
Carried interest allocation	16,402	-	-	-	-	20,466	23,869	(341)
Consideration payable on acquisition	99,777	-	-	-	-	934	21,638	(2,070)
Contingent consideration payable on acquisition	77,627	-	-	-	-	13,751	29,859	(1,611)
Net Impact								(6,176)

(a) BRL - Brazilian Real, (b) HKD - Hong Kong dollar, (c) CLP - Chilean Peso, (d) COP - Colombian Peso, (e) GBP - Pound Sterling

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2023 and December 31, 2022 and for the six and three-month periods ended June 30, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

31	Related parties

(a)	Key management compensation

The amounts paid to key management directors and officers for their roles as executives for the three-month and six-month periods ended June 30, 2023 and 2022 included in “Personnel expenses” are shown below:

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2023	2022	2023	2022
Key management compensation	(1,808)	(1,439)	(3,314)	(2,672)

Additionally, for the six-month period ended June 30, 2023, the Group has accrued US$ 2.4 million (US$3.5 million for the six-month period ended June 30, 2022) as bonuses payable to key management, which is included in "Personnel expenses"

(b)	Officers' Fund

	June 30, 2023	December 31, 2022
Personnel current liabilities	209	912
Personnel non-current liabilities	-	350
	209	1,262

The Officers’ Fund Plan is administered by the Company through a limited liability entity (the "Officers' Fund") and is registered as an administered fund under the laws of the Cayman Islands.

Certain employees that were offered the opportunity to participate are entitled to a cash benefit that is calculated by management based on defined financial metrics of the Group (e.g., DE – Distributable Earnings) with certain vesting conditions and financial hurdles. Each grant benefit is subject to graded vesting periods of 2 to 4 years and entitles employees to a cash benefit. Upon vesting, the benefits are redeemable yearly at the option of the holder or mandatorily redeemed after two years. Should the employee cease to be eligible for the cash benefit (e.g., as a result of leaving the Group), all unvested benefits are paid based on the amount that was originally contributed to the Officers’ Fund. For the six-month and three-month period ended June 30, 2023, the Group has accrued US$ nil and US$ 0.04 million respectively (six-month three-month period ended June 30, 2022: US$ 1.7 million and US$ 0.4 million). No further quotas in the Officers’ Fund were granted since the IPO on January 21, 2021.

(c)	Long-term investments

As described in notes 12(b), the Group purchased shares on behalf of PBPE General Partner V, Ltd.’s investment fund Private Equity Fund V (PE V) in Lavoro Agro Limited (“Lavoro”) for approximately $8.2 million. Lavoro was a private equity investment of PE V prior to going public and entering into a business combination (closed February 28, 2023) with an independent SPAC entity, formerly known as TPB Acquisition Corporation I.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2023 and December 31, 2022 and for the six and three-month periods ended June 30, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(d)	Carried interest allocation

As described in note 22(b), 35% of the performance fee receivable from the Group’s investment funds are payable to the Group’s employees.

(e)	Share based incentive plan

As described in note 28(d), the Company introduced a share based incentive plan to provide long-term incentives to certain employees, directors, and other eligible participants in exchange for their services.

(f)	Lease commitments

Note 20(a) details lease payments made for various office premises, a portion of which were paid by Moneda to its related party entity that was excluded from the Moneda acquisition. As a result, a lease contract was entered into by MAM I and MCB in 2021 and MAGF in 2022 with their related party entity Moneda III SpA (beneficially owned by Moneda’s former partners).

	June 30, 2023	December 31, 2022
Related party lease - Santiago
Lease liabilities (current)	526	502
Lease liabilities (non-current)	3,116	3,078

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2023	2022	2023	2022
Related party lease - Santiago
Principal paid	(246)	(116)	(246)	(201)
Depreciation of right-of-use assets	(144)	(127)	(284)	(240)
Interest on lease liabilities	(21)	(20)	(42)	(35)

(g)	SPAC

Refer to notes 5(o) and 20(c) for related party transaction with the SPAC

32	Events after the reporting period

Acquisitions

Bancolombia

On July 3, 2023, the Group announced the signing for the formation of a new entity with Bancolombia, a financial conglomerate in Colombia. The partnership will leverage the Group’s private market expertise in Latin America with Bancolombia distribution capabilities to expand access to alternative investment products in Colombia. Financial details of the transaction are not being disclosed until closing of the transaction that will be structured with 51% ownership by the Group and 49% held by Bancolombia.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2023 and December 31, 2022 and for the six and three-month periods ended June 30, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Bari

On September 1, 2023, the Group closed the acquisition of Bari Gestao De Recursos Ltda. (“Bari”) through VBI, a subsidiary of the Group as an asset acquisition for US$ 4.6 million (BRL 22.2 million) cash settled equally between non-controlling interest shareholders of VBI and the Group. Bari is an asset management company focused on real estate investment products. The Group accounted for the transaction as an asset acquisition since the lead asset consists of contractual rights in the management of its investment fund representing substantially all of the fair value of the gross assets acquired.

Dividends

On July 26, 2023 the board of directors approved a dividend of US$ 0.251 per share (US$ 37.1 million) which was paid in September 2023.

Long-term borrowings

On September 1, 2023, the Group entered into an unsecured loan facility agreement with Banco Santander, S.A. (the “Lender”) for a total amount of US$ 100 million (the “Loan Facility”). The Loan Facility is guaranteed by the Company and is subject to certain covenants. As of the date of approval and issuance of these unaudited condensed consolidated financial statements, there has been no disbursement or financing called from the loan facility.

After June 30, 2023 and up until the date of authorization for issuance of the unaudited condensed consolidated interim financial statements, there were no further significant events that occurred after the reporting period for disclosure.

* * *

Eduardo Tomazelli

Accountant

Ana Cristina Russo

Chief Financial Officer

Alexandre T. A. Saigh

Chief Executive Officer